2003 Annual Report



APRIA HEALTHCARE®

Corporate Profile

Apria Healthcare Group Inc. is a leading national provider of home healthcare products and services, including oxygen and respiratory equipment, home-delivered respiratory medications and a broad range of home infusion therapies and medical equipment. With approximately 425 branch and 31 infusion pharmacy locations nationwide, Apria serves over 1.3 million patients annually throughout all 50 states.

Headquartered in Lake Forest, California, the company employs over 10,000 employees nationwide, representing patient services and clinical pharmacy, nursing and respiratory care, operations, sales, logistics, billing and collections. Supported by corporate functions such as Legal, Regulatory Compliance, Acquisitions, Marketing, Finance, Information Services, Human Resources and Contract Services, Apria's divisional and regional business units are able to respond quickly to customer and patient needs.

Mission Statement

Our focus on the service we provide to our patients and customers has never been greater. To reflect this increased focus and our commitment to continuous improvement, we are pleased to introduce the new Apria Mission Statement:

Our mission is to be the first choice of patients and customers for their homecare needs.

We will accomplish this by:

Exceeding our customers' expectations every day.
Demonstrating high clinical standards and compassion in patient care.
Being responsive and flexible.

We will deliver on our mission by:

Demonstrating a customer-first approach in all that we do.
Leading change in our industry.
Managing our business efficiently in order to deliver value and quality to our customers and shareholders.
Recognizing that every person in our company makes a difference.

Financial Highlights

(in thousands, except per share data)	Year Ended December 31, 2003(1)	2002(2)	2001	2000	1999(3)
Statements of Income Data:					
Net revenues	$1,380,945	$1,252,196	$1,131,915	$1,014,201	$ 940,024
Net income	115,992	115,595	71,917	57,006	204,135
Basic net income per common share	$ 2.17	$ 2.12	$ 1.33	$ 1.09	$ 3.93
Diluted net income per common share	$ 2.15	$ 2.08	$ 1.29	$ 1.06	$ 3.81
Balance Sheet Data:					
Total assets	$1,043,435	$ 795,656	$ 695,782	$ 620,332	$ 637,361
Long-term obligations, including current maturities	500,763	269,368	293,689	343,478	423,094
Stockholders' equity	365,948	351,309	242,798	146,242	75,469

(1) The balance sheet data at December 31, 2003 reflects the issuance of convertible senior notes in the aggregate principal amount of $250 million and the concurrent repurchase of common stock with $100 million of the proceeds. Net income per share for 2003 reflects the effect of the share repurchase.

(2) Net income for 2002 reflects the impact of the favorable outcome of an income tax dispute that was settled in the fourth quarter of 2002. The components of this impact include: income tax benefit of $11.1 million, interest income of $4 million and related professional fee expense of $1.7 million. Effective January 1, 2002, Apria adopted Statement of Financial Accounting Standards No. 142 and accordingly ceased to amortize goodwill.

(3) Net income for 1999 reflects an income tax benefit of $131 million that was attributable to the release of the company's deferred tax asset valuation allowance in the fourth quarter of 1999.

Apria did not pay any cash dividends on its common stock during any of the periods set forth in the table above.

Our Therapy Mix


Home Respiratory Therapy
67%
Home Infusion Therapy
18%
Home Medical Equipment/Other
15%

Third-Party Payor Mix


Managed Care and Other
66%
Medicare
28%
Medicaid
6%

Message from the Chairman and the Chief Executive Officer

In 2003, Apria Healthcare's financial performance continued to meet or exceed expectations in all operating areas. As one of the nation's leading home healthcare providers, Apria achieved increased revenues and net income and successfully launched several new growth initiatives.

Financial Highlights

- Net revenues of $1.38 billion represented growth of 10.4% over 2002 net revenues of $1.25 billion. Apria used its resources to grow both internally and through acquisitions, exceeding the industry average of 8%.
- Net income for 2003 was $116.0 million or $2.15 per share, compared to $115.6 million or $2.08 per share in 2002. Included in 2002 is a favorable income tax resolution. We believe a more meaningful comparison with 2003 can be obtained by excluding the tax resolution from 2002, which had a positive impact on 2002 of $12.1 million or $.22 per share.
- We acquired 27 complementary businesses for approximately $98 million. These businesses further increased Apria's market penetration.
- Management and technology initiatives designed to improve employee productivity delivered reductions in our selling, distribution and administrative expenses. Results were particularly positive in the clinical and delivery functions.
- Improvements in our management processes and information systems enabled us to reduce the net days sales outstanding (DSO) to 50 days from the prior year's 51. According to industry surveys, this represents the best performance in the business segments we serve.
- In August 2003, Apria issued $250 million in convertible senior notes and repurchased 3.8 million shares of the company's common stock with $100 million of the proceeds.
- Operating cash flow increased to $263.9 million. We used these strong cash flows to enhance shareholder value by building our core business, acquiring complementary businesses, repurchasing stock and retiring debt obligations.

Focus on People, Productivity and Growth Continued to Drive Apria's Success in 2003

In 2003, we continued to further develop our management team. A significant number of managers were promoted and assumed greater responsibilities in sales and/or operations. This contributed to Apria's improved ability to absorb acquisitions and spur successful internal growth and operating initiatives.

We also increased our productivity in 2003. We increased transaction volume per employee and drove down overtime and other labor costs by automating many manual functions.

Apria Healthcare is the first and only home healthcare company to purchase and customize United Parcel Service (UPS) software that UPS uses to manage its own delivery professionals. The UPS-LT electronic delivery routing pilot, launched in mid-2003, has delivered average labor savings of approximately 10%, with additional cost savings in fuel, vehicles and miles driven. With over 2000 vehicles in the Apria fleet, we anticipate that by the end of 2004, when the software is fully deployed, the aggregate savings will be consistent with the results of our pilot sites.

In 2004, centralization of branch support functions and investments in systems technology will enable the company to further improve the overall productivity and effectiveness of our revenue management professionals. One example is our recent agreement with TracMed to be among the first home medical equipment providers to automate the paper-intensive certificate of medical necessity (CMN) process. E-CMNs will decrease the amount of paperwork flowing to and from our referring physicians' offices and streamline the retrieval of these important billing documents. We also modified our compensation programs in 2004 to better align incentives with the work objectives and performance within the revenue management group.

Impact of Medicare Prescription Drug Legislation

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 was passed by Congress and signed by the President in late 2003. This landmark legislation provides a drug benefit for seniors starting in 2006, but it also includes many provisions that impact Medicare providers, including Apria. The home healthcare industry was negatively impacted by the legislation's reimbursement changes.

Compared to other large providers in our industry, Apria's payor mix is more diversified. The prescription drug act will, however, have a significant impact on our company. In 2004, before growth or acquisitions, our Medicare revenue from respiratory medications is decreasing by nearly 16% due to a change in the reimbursement methodology for Part B medications.

The recent legislation also calls for additional Medicare reimbursement reductions in 2005. Respiratory medications, currently reimbursed at a percentage off the manufacturers' average wholesale price (AWP), would be reimbursed at 106% of the average sales price (ASP). The ASP for respiratory medications is not currently reported by the industry, but we estimate this could result in an additional 50% reimbursement reduction from 2004 levels. Such a reduction may force Apria to transition out of accepting new patients for the Medicare portion of this business in 2005, as the reimbursement level would not cover the costs of clinical and administrative support services that must accompany the medication delivery.

Also, reimbursement for the following five product categories would be reduced to levels similar to what the government pays to cover its employees through the Federal Employee Health Benefit Plans (FEHBP): diabetic supplies, hospital beds, nebulizers, wheelchairs and oxygen. Although challenging, we believe we will be able to manage through these reductions by continuing to reduce the cost of our operating model and purchasing more efficiently.

On the positive side, the legislation includes still-to-be-defined, expanded coverage for home infusion therapy starting in 2006, and funding for chronic care management for diseases such as chronic obstructive pulmonary disease (COPD) — both of which represent opportunities for Apria. COPD continues to be the fourth leading cause of death in the United States and the fourth most common discharge diagnosis for Medicare patients and we believe that home respiratory care continues to offer the most cost-effective treatment option.

We will continue to work diligently to educate Congress and the Administration about the true value of home healthcare and the real costs involved in providing that care. As such, we will seek modifications to certain provisions in the Medicare drug law or the provisions' implementation dates, to ensure that homecare patients may continue to be properly served in 2005 and beyond.

Strategic Expansion Through the Decade

Apria's consistently strong operating performance and substantial cash flow of the past few years have created a platform for growth and service consistency across the United States. Looking forward in 2004 and beyond, Apria will explore other healthcare segments that are complementary to our core competencies. Advances in technology, combined with the aging of America and the increased prevalence of certain conditions such as diabetes, organ failure and cardiopulmonary illnesses, make homecare the logical choice for additional products and services to be delivered to patients nationwide.

Apria Is Best Positioned for Success in a Changing Reimbursement Landscape

We see this time as an opportunity for our company. We believe that many of our competitors don't have the will or the resources to cope with the new provisions of the Medicare legislation or to do business with managed care organizations on a large scale. While the legislation will mean that our revenues and earnings will grow more slowly, it will also change the dynamics of the homecare industry considerably, which we believe will enhance Apria's position. For example:

- Apria is less reliant on Medicare (only 28% of our business compared to up to 70% for some competitors). The Medicare reductions in 2004 and those planned for 2005 will have less impact on us than on other providers.
- As a result of the legislation, it appears that Medicare reimbursement overall will be moving to a managed care model as the decade progresses. Apria is the most experienced company with the infrastructure needed to service and bill managed care plans for our core services nationally.
- With the reductions resulting from the Medicare legislation, industry consolidation should accelerate. Our acquisition pace will likely increase. In addition, we expect some small competitors to simply exit the business.

The homecare industry will look very different in the future. It will likely be marked by fewer players with higher market share concentrations, compressed margins offset by higher growth in certain product lines, and an emphasis on e-connectivity with referring customers. More efficient operating models will also be required to respond to Medicare's plans for competitive bidding in 2007.

Given all of the above, we believe that Apria is positioned to succeed better than any other homecare provider. In this environment, the winning companies will be the *low-cost providers of quality care.*

We appreciate the support of our shareholders, employees and customers — all of whom have played a big part in our success — and we look forward to updating you on our progress as the year unfolds.

Sincerely,

Ralph V. Whitworth
Chairman of the Board

Lawrence M. Higby
President & Chief Executive Officer



Over 20 million Americans suffer from chronic obstructive pulmonary disease (COPD), the fourth leading cause of death in the U.S. As its name implies, COPD is chronic, but is also an incurable and terminal illness that progresses in stages, each of which requires different treatment modalities, such as inhalation therapies and oxygen therapy.

Respiratory:

Managing a Full Spectrum of Homecare Services

Patients with COPD require a range of products and services along the respiratory care spectrum. Above and beyond the quality products and equipment we provide directly to patients' homes, Apria offers a wide range of clinical and administrative support services as well. These services are an important part of the care plan and are an expectation of the physicians, hospital discharge planners and managed care plans we serve.

- Over 850 licensed respiratory care practitioners
- Written, multi-lingual patient and caregiver education materials
- In-home delivery and instruction on proper equipment use
- Home safety assessment and basic home safety education
- Coordination of care with other healthcare providers involved in the patient's care
- Consultation with patients' physicians
- Wide range of oxygen and other respiratory equipment, matched to each patient's needs
- RespiMed® — Apria's home-delivered inhalation therapies service
- RespiratoryAssist™ — early stage COPD clinical intervention
- Monthly respiratory medication compliance calls to patients
- Clinical consultation with physicians
- Billing and collection services
- 24 hour on-call, seven days a week
- Voluntary JCAHO accreditation





Home infusion pharmacists and nurses have advanced educational degrees and special certifications. Infusion therapies must be prepared in a sterile environment that is inspected regularly.

Infusion:

Complex Therapies Delivered at Home

The home infusion therapy market has grown considerably in the past 15 years as new technology and pharmaceuticals have been introduced to treat infectious diseases, gastrointestinal disorders, chronic conditions and cancer. Patients prefer the home setting for their care and rely on the support of their loved ones. Apria's clinical support team helps them complete their course of treatment.

- Over 450 high-tech infusion nurses and pharmacists
- Regional pharmacies serving large geographic areas
- Evening and weekend new patient admissions
- Modern fleet of ambulatory infusion pumps
- Apria Enteral Care Program™ — featuring clinical dietitians and screening for nutritional risk
- Apria TPNAssist™ software — assisting clinicians in managing parenteral nutrition therapies
- Infusion outcome reporting
- Extensive managed care contract list
- Home delivery
- Billing and collection services
- Clinical consultation with physicians
- 24 hour on-call, seven days a week
- Voluntary JCAHO accreditation


Pledge to The Flag
I pledge allegiance to the flag
of the United States of America
and to the Republic for which it stands,
one Nation under God, indivisible,
with liberty
and justice for all
ABCDEFGHIJKLMN

Advances in ambulatory aids and custom rehabilitation equipment now enable millions of American adults and children to remain independent and active. Compared to institutional care, homecare offers significant cost and quality of life advantages.

HME:

A Support Services Team Behind the Equipment

Home medical equipment (HME) includes a broad range of ambulatory aids, patient safety items, hospital beds, geriatric medical equipment, wheelchairs and other mobility aids. In addition to products, however, Apria provides services designed to help patients and referral sources alike.

- Repair and maintenance services
- In-home delivery
- Patient and caregiver instruction
- Customized fitting services for rehabilitation equipment*
- Extensive managed care contract coverage
- Utilization reporting to payors
- Billing and collection services
- 24 hour on-call, seven days a week
- Centralized biomedical engineering group
- Voluntary JCAHO accreditation

*Offered in select Apria markets nationwide.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Apria operates in the home healthcare segment of the healthcare industry and provides services in the home respiratory therapy, home infusion therapy and home medical equipment areas. In all three lines, Apria provides patients with a variety of clinical and administrative support services and related products and supplies, most of which are prescribed by a physician as part of a care plan. Apria provides these services to patients in the home throughout the United States through approximately 425 branch locations.

Strategy

Apria is pursuing an operating strategy to increase market share and improve profitability. In response to the reimbursement reductions called for by the Medicare Prescription Drug, Improvement and Modernization Act of 2003, Apria has dedicated additional resources to long-term strategic planning. Apria management believes its strategic initiatives will enable the company to continue to grow despite the effects of the recent legislation. Key elements of the strategy are as follows:

- Focus on growth in its core businesses of home respiratory therapy, home infusion therapy and home medical equipment. By offering a broad range of services Apria achieves a competitive advantage with its managed care, hospital and physician customers, enabling it to maintain a diversified revenue base. Through specific growth initiatives that enhance the company's clinical offering, Apria continues its emphasis on growth in the home respiratory therapy line, which historically has produced higher gross margins than its home infusion therapy and home medical equipment service lines.
- Supplement internal growth with strategic acquisitions. Apria operates in a highly fragmented market, which provides an attractive opportunity to drive growth through acquisition of complementary businesses.
- Develop and apply "best practices" and productivity improvement programs throughout the company with the aim of achieving greater standardization and enhanced productivity. Success with such programs results in reduced costs and increased margins and cash flows. Apria has developed and implemented standardized clinical and delivery models, billing and collection practices and common operating procedures in its field locations and has centralized purchasing for inventory, patient service equipment and supplies. Apria continues to focus resources on identifying opportunities for further productivity improvements.
- Evaluate opportunities to expand offerings in home healthcare. Apria believes that with the aging of the U.S. population, the resulting increases in medical costs and utilization of healthcare services will lead to an expansion of the number of services provided in the home. Providing such services in the home should reduce patient costs as well as enhance patient convenience. Technological advances are also expected to contribute to additional expansion of the domestic home healthcare market. During 2004, Apria will evaluate several new business opportunities. The initial focus will be on identifying the unfulfilled healthcare needs of Apria's existing patient population and evaluating the potential business opportunity associated with each. Management expects that these opportunities, upon evaluation to determine their viability and scalability, will result in the future expansion of services that Apria will offer in the home.

Critical Accounting Policies

Apria's management considers the accounting policies that govern revenue recognition and the determination of the net realizable value of accounts receivable to be the most critical in relation to the company's consolidated financial statements. These policies require management's most complex and subjective judgments. Additionally, the accounting policies related to goodwill and long-lived assets require significant judgment.

Revenue and Accounts Receivable. Revenues are recognized on the date services and related products are provided to patients and are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors, including private insurers, prepaid health plans, Medicare and Medicaid. Due to the nature of the industry and the reimbursement environment in which Apria operates, certain estimates are required to record net revenues and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review. Accounts receivable are reduced by an allowance for doubtful accounts which provides for those accounts from which payment is not expected to be received, although services were provided and revenue was earned.

Management performs various analyses to evaluate accounts receivable balances to ensure that recorded amounts reflect estimated net realizable value. Management applies specified percentages to the accounts receivable aging to estimate the amount that will ultimately be uncollectible and therefore should be reserved. The percentages are increased as the accounts age; accounts aged in excess of 360 days are reserved at 100%. Management establishes and monitors these percentages through analyses of historical realization data, accounts receivable aging trends, other operating trends, the extent of contracted business and business combinations. Also considered are relevant business conditions such as governmental and managed care payor claims processing procedures and system changes. If indicated by such analyses, management may periodically adjust the uncollectible estimate and corresponding percentages. Further, focused reviews of certain large and/or problematic payors are performed to determine if their respective reserve levels are appropriate.

Because of the reimbursement environment in which Apria operates and the level of subjectivity that is required in recording revenues and accounts receivable, it is possible that management's estimates could change in the near term, which could have an impact on the consolidated financial statements.

Goodwill and Long-lived Assets. Goodwill arising from business combinations represents the excess of the purchase price over the estimated fair value of the net assets of the acquired business. Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill is tested annually for impairment or more frequently if circumstances indicate potential impairment. Also, management reviews for impairment of its intangible assets and long-lived assets on an ongoing basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Apria's goodwill impairment test is conducted at a "reporting unit" level and compares each reporting unit's fair value to its carrying value. The company has determined that its geographic regions are reporting units under SFAS No. 142. The measurement of fair value for each region is based on an evaluation of future discounted cash flows and is further tested using a multiple of earnings approach. In projecting its reporting units' cash flows, management considers industry growth rates and trends, known and potential reimbursement reductions, cost structure changes and local circumstances specific to a region. Based on its tests and reviews, management does not believe any impairment of its goodwill, intangible assets or other long-lived assets existed at December 31, 2003. However, future events or changes in current circumstances could affect the recoverability of the carrying value of goodwill and long-lived assets. Should an asset be deemed impaired, an impairment loss would be recognized, to the extent the carrying value of the asset exceeded its estimated fair market value. Such an impairment charge could have an adverse impact on Apria's consolidated financial statements.

Segment Reporting

Apria's branch locations are organized into geographic regions. Each region consists of a number of branches and a regional office that provides key support services such as billing, purchasing, equipment maintenance, repair and warehousing. Management evaluates operating results on a geographic basis and, therefore, views each region as an operating segment. All regions provide the same products and services, including respiratory therapy, infusion therapy and home medical equipment and supplies. Additional support services are provided at a corporate level and management continues to evaluate opportunities to gain efficiencies and cost savings by consolidating regional functions. For financial reporting purposes, all the company's operating segments are aggregated into one reportable segment in accordance with the aggregation criteria of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Change in Accounting Principles

Effective January 1, 2002, Apria adopted SFAS No. 142, which addresses the financial accounting and reporting for goodwill and other intangible assets. The statement provides that goodwill or other intangible assets with indefinite lives are no longer amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate the possibility of impairment. See "Amortization of Goodwill and Intangible Assets."

Effective January 1, 2002, Apria adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-

Lived Assets." This statement superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and amended other guidance related to the accounting and reporting of long-lived assets. SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale. Discontinued operations are to be measured similarly to other long-lived assets classified as held for sale at the lower of its carrying amount or fair value less cost to sell. Future operating losses will no longer be recognized before they occur. SFAS No. 144 also broadened the presentation of discontinued operations to include a component of an entity when operations and cash flows can be clearly distinguished, and established criteria to determine when a long-lived asset is held for sale. Adoption of this statement did not have a material effect on Apria's consolidated financial statements.

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statement Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 updates and clarifies existing accounting pronouncements related to gains and losses from the extinguishment of debt and requires that certain lease modifications be accounted for in the same manner as sale-leaseback transactions. Apria adopted the provisions of SFAS No. 145 in 2003. Adoption of this statement did not have a material effect on the company's consolidated financial statements, but resulted in the reclassification to interest expense of the extraordinary charge on debt refinancing of $2,442,000 in 2001.

Recent Accounting Pronouncements

In July 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued. This statement addresses the financial accounting and reporting for costs associated with exit or disposal activities and requires that a liability for such costs be recognized when the liability is incurred rather than at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should be measured and recorded at fair value. Adoption of the provisions of SFAS No. 146 was required for exit and disposal activities initiated after December 31, 2002. Apria had no such transactions during 2003.

In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123," was issued. This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition and guidance for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The company has complied with the expanded financial statement disclosure requirements in its consolidated financial statements.

In October 2002, the FASB's Emerging Issues Task Force ("EITF") issued EITF 02-17, which addresses issues raised in the interpretation of SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" and the identification and valuation of intangible assets. EITF 02-17 provides guidance on determining when, as a result of a business combination, a customer-related intangible asset exists that should be separately valued from goodwill. EITF 02-17 is effective for business combinations consummated and goodwill impairment tests performed after October 25, 2002. Adoption of this interpretation did not have a material effect on the company's consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," an interpretation of SFAS Nos. 5, 57 and 107 and rescission of FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others." FIN No. 45 elaborates on the disclosure requirements for the interim and annual financial statements of the guarantor. It also requires that a guarantor recognize a liability at the inception of the guarantee for the fair value of the obligation undertaken. Apria was required to adopt the recognition provisions of FIN No. 45 beginning January 1, 2003, while the disclosure provisions became effective at December 31, 2002. Adoption of this interpretation did not have a material effect on the company's consolidated financial statements.

FIN No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, was originally issued in January 2003 and subsequently revised in December 2003. FIN No. 46, as revised, requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires certain disclosures about variable interest entities in which a company has a significant interest, regardless of whether consolidation is required. Application of FIN No. 46 is required for potential variable interest entities commonly referred to as special purpose entities for periods ending after December

15, 2003. Application of the provisions will be required for all other variable interest entities by the end of the first reporting period that ends after March 15, 2004. The company currently has no variable interest entities, therefore the adoption of this interpretation will not have a material effect on the company's consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Adoption of this statement did not have a material effect on the company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. However, in November 2003, the FASB issued Staff Position No. 150-3, which defers the effective date for certain provisions of the statement. Once required in its entirety, SFAS No. 150 is not expected to have a material effect on the company's consolidated financial statements.

RESULTS OF OPERATIONS

Net Revenues

Net revenues increased to $1,381 million in 2003 from $1,252 million in 2002 and $1,132 million in 2001. Growth rates were 10.3% and 10.6% in 2003 and 2002, respectively. The growth in both years is due to volume increases, including new contracts with regional and national payors, and the acquisition of complementary businesses. Recently, Apria has been experiencing increasing pricing pressure from its managed care partners as these organizations seek to lower their costs by negotiating more favorable pricing and by evaluating alternative healthcare delivery models. Such pricing pressures resulted in Apria's decision not to renew its network contract with Gentiva CareCentrix for 2004. In accordance with the transition agreement, Apria will continue to service existing patients until such service is no longer medically necessary and will continue to accept new patients through the end of March 2004.

Apria management estimates that approximately one-half of the revenue growth in 2003 was derived from acquisitions. Apria's acquisition strategy provides for the rapid integration of acquired businesses into existing operating locations. This limits management's ability to separately track the amount of revenue generated by an acquired business. Therefore, estimating the revenue contribution from acquisitions requires certain assumptions.

The following table sets forth a summary of net revenues by service line:

	Year Ended December 31,		
(in thousands)	**2003**	**2002**	**2001**
Home respiratory therapy	$ 930,406	$ 830,972	$ 742,805
Home infusion therapy	241,860	229,190	216,436
Home medical equipment/other	208,679	192,034	172,674
Total net revenues	$1,380,945	$1,252,196	$1,131,915

Home Respiratory Therapy. Respiratory therapy revenues are derived primarily from the provision of oxygen systems, home ventilators, obstructive sleep apnea equipment, nebulizers, respiratory medications and related services. The respiratory therapy service line increased in 2003 by 12.0% when compared to 2002 and increased by 11.9% in 2002 when compared to 2001. The growth in this service line for both 2003 and 2002 was primarily focused in the respiratory medication, positive air pressure and oxygen concentrator product categories, driven primarily by volume increases and acquisitions. It is Apria's acquisition strategy to target businesses with a high concentration of respiratory revenues.

Home Infusion Therapy. The infusion therapy service line involves the administration of a drug or nutrient directly into the body intravenously through a needle or catheter. Examples include: total parenteral nutrition, anti-infectives, pain management, chemotherapy and other medications and related services. The infusion line also includes enteral nutrition, which is the administration of nutrients directly into the gastrointestinal tract through a feeding tube. Infusion therapy revenues increased 5.5% in 2003 versus 2002 and 5.9% in 2002 versus 2001. The growth in both years is mainly due to volume increases. Essentially all of the 2003 increase resulted from higher volumes in the enteral nutrition and antibiotic therapy lines.

Home Medical Equipment/Other. Home medical equipment/other revenues are derived from the provision of equipment to assist patients with ambulation, safety and general care in and around the home. Home medical equipment/other revenues increased by 8.7% in 2003 from 2002 and by 11.2% in 2002 from 2001. Although the company's acquisition strategy is to target respiratory therapy businesses, such businesses typically have a home medical equipment component, which contributed to the growth in this line. A substantial portion of the internal revenue growth in this line was derived from rehabilitation products.

Revenue Recognition and Certain Concentrations. Revenues are recognized on the date services and related products are provided to patients and are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors, including private insurers, prepaid health plans, Medicare and Medicaid. Due to the nature of the industry and the reimbursement environment in which Apria operates, certain estimates are required to record net revenues and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available, which could have an impact on the consolidated financial statements.

In 2003, approximately 34% of Apria's revenues were reimbursed under arrangements with Medicare and Medicaid. No other third-party payor represents 10% or more of the company's revenues. The majority of the company's revenues are derived from fees charged for patient care under fee-for-service arrangements. Revenues derived from capitation arrangements represent less than 10% of total net revenues for all periods presented.

Medicare and Medicaid. In December 2003, the President signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The Act includes a number of provisions that will affect Medicare Part B reimbursement policies for items and services provided by Apria, the most significant of which are:

- The legislation provides for a freeze on annual payment increases for durable medical equipment from 2004 through 2008. Further, beginning in 2005, reimbursement for five durable medical equipment categories will be reduced based on the median price paid for such items on behalf of beneficiaries of federal employee health plans.
- Reimbursement for inhalation drugs has been reduced from the previous reimbursement rate of 95% of the average wholesale price to 80% of the average wholesale price, effective January 1, 2004. Beginning in January 2005, reimbursement for these drugs will shift to average sales price, as defined by the Act, plus 6%.
- The Act requires the establishment of a competitive acquisition program for as yet unspecified durable medical equipment items and services that is to be transitioned into (i) ten of the largest metropolitan statistical areas in 2007; (ii) 80 of the largest metropolitan statistical areas in 2009; and (iii) additional areas after 2009.

Until regulations implementing the provisions of the legislation are issued, Apria cannot be certain of the exact impact of the reimbursement reductions. However, based on its current interpretation of the Act, Apria's management estimates that the revision to inhalation drug reimbursement will result in revenue reductions from 2003 levels of approximately $14 million and $56 million in 2004 and 2005, respectively. The estimated impact to revenues in 2005 from the durable medical equipment reimbursement reduction is $30 million. The impact of the competitive acquisition program cannot be estimated at this time. If the inhalation drug reductions are implemented as currently interpreted and estimated for 2005, the untenable nature of the new reimbursement model would cause Apria to begin transitioning out of this product line late in the fourth quarter of 2004. The company has developed a contingency plan that includes a proper notice period for existing Medicare patients and physician referral sources.

The Balanced Budget Act of 1997 contained several provisions that affected Apria's Medicare reimbursement levels. Subsequent legislation—the Medicare Balanced Budget Refinement Act of 1999 and the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000—mitigated some of the effects of the original legislation. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 addressed some of the issues pending from the earlier legislation. However, still pending from the 1997 legislation is streamlined authority granted to the Secretary of the U.S. Department of Health and Human Services, or HHS, to increase or reduce the reimbursement for home medical equipment, including oxygen, by up to 15% each year under an inherent reasonableness authority. In December 2002, Centers for Medicare & Medicaid Services, or CMS, issued an interim final rule that establishes a process by which such adjustments may be made. The rule applies to all Medicare Part B services except those paid under a physician fee schedule, a prospective payment system, or a competitive acquisition program. As of this date, neither CMS nor the durable medical equipment regional carriers have used the expedited authority.



Net Revenue
$ in Millions
$400
$350
$300
$250
$200
$271
$284
$284
$293
$301
$310
$312
$328
$335
$343
$346
$356
Q1
Q2
Q3
Q4
2001
2002
2003

Some states have already adopted, or are contemplating adopting, alternative pricing methodologies for certain drugs and biologicals under the Medicaid program. In at least 20 states, these changes have reduced the level of reimbursement received by Apria without a corresponding offset or increase to compensate for the service costs incurred. In several of those states, Apria has elected to stop accepting new Medicaid patient referrals for the affected drugs. Apria is continuing to provide services to patients already on service, and for those who receive other Medicaid-covered respiratory, home medical equipment or infusion therapies, if the reimbursement levels for those services remain adequate.

Contractual Arrangements with Hospitals. CMS officials have recently initiated actions to revoke the Medicare supplier numbers of a variety of durable medical equipment suppliers, including a number of Apria's current hospital customers. Under contractual arrangements, Apria provides home healthcare products and services to hospitals on a wholesale basis to service the hospitals' discharged patients. Apria bills the hospitals for all such products and services and the hospitals, in turn, bill patients and third party payors, including Medicare. In order for a hospital to bill Medicare for these home healthcare products and services, it must have a Medicare supplier number.

In its revocation notices to Apria's hospital customers, CMS has asserted that these contractual arrangements do not comply with certain Medicare regulations promulgating "supplier standards," adherence to which is required as a condition of having a supplier number. The government has construed the supplier standards to require a supplier to perform directly through its own employees some types of services that the hospitals have contracted to have Apria perform. Apria believes its arrangements with hospitals are consistent with all applicable regulations and that CMS is acting improperly in revoking the hospitals' supplier numbers.

Apria and certain of the hospitals are in discussions with CMS regarding the hospitals' retaining their Medicare supplier numbers, the hospitals' entering into alternative arrangements with Apria that would satisfy CMS' interpretation of the regulations, and CMS' allowance of adequate time to transition to these alternative arrangements. Under most of the alternative arrangements being considered, Apria's future revenues from the affected markets would likely decrease.

Gross Profit

Gross margins were 72.7% in 2003 and 72.8% in 2002 and 2001. As discussed above, Apria's revenue line has been adversely affected by pricing pressures from its managed care partners. The impact in 2003 was minimal, but will likely increase in 2004 and in future years. Apria has been successful in negotiating favorable product pricing with the company's suppliers, thereby minimizing the impact of the revenue pricing pressures on the gross margin. One exception from a product pricing perspective is an increase in the cost of respiratory medications in 2003. Another factor contributing to the stability of the margin has been a slight increase in the proportion of the higher-margin respiratory business among the three major service lines.

Provision for Doubtful Accounts

The provision for doubtful accounts results from management's estimate of the net realizable value of accounts receivable after considering actual write-offs of specific receivables. Accounts receivable estimated to be uncollectible are provided for by applying specific percentages to each receivables aging category, which is determined by the number of days the receivable is outstanding. For 2003, 2002 and 2001, the provision for doubtful accounts as a percentage of net revenues was 3.7%, 3.6% and 3.3%, respectively. The slight increase in 2003 when compared to 2002 is attributed to a nominal deterioration of the aging. Accounts aged in excess of 180 days were 18.6% of total accounts receivable at December 31, 2003, versus 18.0% at the end of 2002. One reason for the increase in the older receivables and ultimately, the provision, was the increased acquisition activity in 2003. The time-consuming processes of converting the acquired patient files onto Apria's systems delay billing of the newly acquired business. During this time, a provision for doubtful accounts is recorded on the earned but unbilled receivables as they pass through the aging categories. When the billings are finally submitted and, subsequently, cash is received, the provision requirement decreases. Because the majority of the acquired business in 2003 was effected in the last half of the year, there was not sufficient time for completion of this cycle on a number of the acquisitions. Acquisitions completed in 2002 were even more heavily weighted toward the last half of the year, accounting for the increase in the provision between 2001 and 2002. See "Critical Accounting Policies" and "Accounts Receivable."

Selling, Distribution and Administrative

Selling, distribution and administrative expenses are comprised of expenses incurred in direct support of operations and those associated with administrative functions. Expenses incurred by the operating locations include salaries and other expenses in the following functional areas: selling, distribution, clinical, intake, reimbursement, warehousing and repair. Many of these operating costs are directly variable with revenue growth patterns. Some are also very sensitive to market-driven price fluctuations such as facility lease and fuel costs. The administrative expenses include overhead costs incurred by the operating locations and corporate support functions. These expenses do not vary as closely with revenue growth as do the operating costs. Selling, distribution and administrative expenses, expressed as percentages of net revenues, were 54.2% in 2003, 54.7% in 2002 and 55.8% in 2001. The decrease in the expense percentage in 2003 when compared to 2002 is largely due to a fourth quarter effort to decrease the labor line through improved labor productivity. The decrease in 2002 versus 2001 reflects the benefit of the implementation of various standardization and productivity initiatives. Also, expenses were comparatively higher in 2001 due to special bonus plan payment provisions which were met, thereby resulting in the expense increase. The 2003 and 2002 bonus plans did not include such provisions. Sales, distribution and administrative expenses in 2002 included $3.8 million in costs related to the departure of the former chief executive officer and $1.7 million in professional fees associated with the favorable outcome and settlement of an income tax dispute. See "Income Tax Expense."

Amortization of Goodwill and Intangible Assets

Amortization of intangible assets was $3.7 million in 2003, $2.7 million in 2002 and $2.5 million in 2001. Amortization of goodwill was $9.8 million in 2001. Upon adoption of SFAS No. 142 on January 1, 2002, goodwill amortization ceased. The effect of adding this amount back as though the non-amortization provisions of SFAS No. 142 were adopted at the beginning of 2001 would have resulted in net income and diluted income per share increases of $6.1 million and $0.11 in 2001. The increase in amortization of intangible assets in 2003 was due to the application of EITF No. 02-17 issued by the FASB in late 2002. Application resulted in the valuation of certain customer relationships acquired in the business combinations.

Interest Expense and Income

Interest expense was $15.8 million in 2003, $15.0 million in 2002 and $30.1 million in 2001. Interest income was $786,000, $4.2 million and $1.9 million in 2003, 2002 and 2001, respectively. Interest expense increased due to the issuance of $250 million of convertible senior notes in August 2003, bearing interest at 3⅜%. The additional interest was offset by lower interest on the bank loans due to a $19.3 million reduction in the principal balance and the full year's effect of the lower applicable interest margin on the $175 million term loan resulting from a June 2002 amendment to the credit agreement. The difference in interest income between 2003 and 2002 is mainly due to the $4 million interest refund received in 2002 in conjunction with the favorable outcome of an income tax dispute.

The decrease in interest expense in 2002 when compared to 2001 can be attributed to a number of factors. The dramatic decreases in market-driven interest rates that took place over the course of 2001 are fully reflected in 2002. In July 2001, both the then current bank loans and the $200 million 9½% senior subordinated notes were refinanced entirely through bank loans at significantly more favorable terms. Interest expense in 2002 reflects a full year's benefit of this refinancing. The refinancing also resulted in the write-off of debt issuance costs related to the notes and old bank debt that, in turn, lowered the related amortization expense. The lower applicable margin negotiated in the June 2002 credit agreement amendment reduced interest expense in the second half of the year. And finally, long-term debt was reduced by $24.3 million during 2002, which further reduced interest expense. See "Income Tax Expense" and "Long-term Debt."

Income Tax Expense

Income taxes were $70.6 million, $52.4 million and $43.2 million for 2003, 2002 and 2001, respectively, and were provided at the effective tax rates expected to be applicable for each year. The income tax provision for 2002 was reduced by a benefit of $11.1 million that resulted from the favorable outcome of an income tax dispute which was settled in the fourth quarter of 2002.

As a result of settling the tax dispute, Apria utilized approximately $34.2 million of its previously limited $57 million net operating loss carryforward during 2002. Such net operating loss carryforward was generated prior to 1992 and utilization had been limited to $5 million per year in accordance with Internal Revenue Code Section 382. Prior to 2002, the $57 million net operating loss carryforward was not recognized for financial statement reporting purposes as management believed it unlikely that they would be used before expiration. The remaining net operating loss carryforward of approximately $22.8 million was excluded from the related deferred tax assets and has expired unused.

At December 31, 2003, Apria has federal net operating loss carryforwards of approximately $5 million. Apria expects to utilize these net operating loss carryforwards in 2004. The company utilized its remaining alternative minimum tax credit carryforward of $6.1 million in 2003. Additionally, the company has various state net operating loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

Apria's principal source of liquidity is its operating cash flow, which is supplemented by a $100 million revolving credit facility. Apria's ability to generate operating cash flows in excess of its operating needs has afforded it the ability, among other things, to pursue its acquisition strategy and fund patient service equipment purchases to support revenue growth, while continuing to reduce long-term debt. Apria's management believes that its operating cash flow and revolving credit line will continue to be sufficient to fund its operations and growth strategies. However, sustaining the current cash flow levels is dependent on many factors, some of which are not within Apria's control, such as government reimbursement levels and the financial health of its payors.

Operating Cash Flow


$300
$250
$200
$150
$100
$ in Millions
$241
$262
$264
2001
2002
2003

Cash Flow

Cash provided by operating activities in 2003 was $263.9 million compared to $262.0 million in 2002 and $241.4 million in 2001. Operating cash flow was relatively flat between 2003 and 2002 despite the fact that 2003 reflects income tax payments totaling $50.4 million as compared to income tax refunds of $3.2 million in 2002. The company will continue to make significant income tax payments as Apria has utilized the majority of its remaining net operating loss carryforwards. The primary offset to the increase in tax payments is the increase in net income before items not requiring cash, as adjusted to factor out the favorable settlement in 2002 of the tax dispute. Also contributing to the operating cash flow increase in 2003 was a lower rate of accounts receivable growth in 2003 relative to the revenue growth, as compared to 2002.

The operating cash flow increase in 2002 versus 2001 was primarily attributable to the increase in net income before items not requiring cash. Also contributing to the increase was the income tax refund related to the tax settlement. The cash flow increase was offset by an increase in accounts receivable and the timing of disbursements processed through accounts payable. Also offsetting the net income increase in 2002 was a decrease in accrued expenses. See "Income Tax Expense."

Cash used in investing activities was $242.6 million, $195.4 million and $213.1 million in 2003, 2002 and 2001, respectively. The increase in 2003 is primarily due to increased acquisition activity. The increase in acquisitions also contributed to the increase in patient service equipment expenditures. Often, the patient service equipment acquired in business combinations does not meet Apria's standards or is not adequate to support the company's delivery models, resulting in incremental equipment purchases. Cash used in investing activities decreased in 2002 when compared to 2001 due to lower levels of acquisition activity and patient service equipment expenditures.

In 2003, cash provided by financing activities was $112.9 million, compared to cash used in financing activities of $49.7 million and $35.8 million for 2002 and 2001, respectively. Cash provided in 2003 by financing activities is primarily due to the net proceeds received upon issuance of $250 million of 3⅜% convertible senior notes. The company repurchased a total of $118.5 million of its common stock in 2003, $100 million of which was purchased with the convertible note proceeds. The main reason for the increase in cash used in financing activities between 2002 and 2001 is a common stock repurchase in the aggregate amount of $35 million in 2002. See "Long-term Debt" and "Treasury Stock."

Contractual Cash Obligations

8

The following table summarizes Apria's long-term cash payment obligations to which the company is contractually bound:

(in millions)	For the Year Ending December 31, 2004	2005	2006	2007	2008	2009	Total
Term loans	$ 27	$ 29	$ 23	$ 42	$123	$ –	$244
Convertible senior notes	–	–	–	–	–	250	250
Capital lease obligations	3	1	–	–	–	–	4
Other long-term debt	2	1	–	–	–	–	3
Operating leases	58	52	41	27	14	18	210
Deferred acquisition payments	4	–	–	–	–	–	4
Total contractual cash obligations	$ 94	$ 83	$ 64	$ 69	$137	$268	$715

Accounts Receivable

Accounts receivable before allowance for doubtful accounts increased by $17.4 million during 2003, which is primarily attributable to the revenue increase. Days sales outstanding (calculated as of each period-end by dividing accounts receivable, less allowance for doubtful accounts, by the 90-day rolling average of net revenues) were 50 days at December 31, 2003 compared to 51 at December 31, 2002. Accounts aged in excess of 180 days were 18.6% of total receivables at December 31, 2003 and 18.0% at the end of 2002. See "Critical Accounting Policies."

Unbilled Receivables. Included in accounts receivable are earned but unbilled receivables of $31.7 million and $29.2 million at December 31, 2003 and 2002, respectively. Delays, ranging from a day up to several weeks, between the date of service and billing can occur due to delays in obtaining certain required payor-specific documentation from internal and external sources. Earned but unbilled receivables are aged from date of service and are considered in Apria's analysis of historical performance and collectibility. The increase in 2003 from the end of 2002 is largely due to acquisitions effected during 2003. The time-consuming processes of converting patient files onto Apria's systems and obtaining provider numbers from government payors routinely delay billing of the newly acquired business.

Inventories and Patient Service Equipment

Inventories consist primarily of pharmaceuticals and disposable products used in conjunction with patient service equipment. Patient service equipment consists of respiratory and home medical equipment that is provided to in-home patients for the course of their care plan, normally on a rental basis, and subsequently returned to Apria for redistribution after cleaning and preventive maintenance is performed.

The branch locations serve as the primary point from which inventories and patient service equipment are delivered to the patient. The branches are supplied with inventory and equipment from the regional warehouses, where the purchasing responsibility lies. The regions are also responsible for repairs and scheduled maintenance of patient service equipment, which adds to the frequent movement of equipment between the region and branch locations. Further, at any given time, approximately 80% of Apria's patient service equipment is located in patients' homes. Inherent in this asset flow is the fact that losses will occur. Management has successfully instituted a number of controls over the company's inventories and patient service equipment to minimize such losses. However, there can be no assurance that Apria will be able to maintain its current level of control over inventories and patient service equipment. Continued revenue growth is directly dependent on Apria's ability to fund its inventory and patient service equipment requirements.

Deferred Income Taxes

The decrease in deferred tax assets (combined current and non-current) from December 31, 2002 to December 31, 2003 is primarily due to the utilization of the net operating loss carryforwards. See "Income Tax Expense."

Long-term Debt

Apria has a $400 million senior secured credit agreement with a syndicate of lenders led by Bank of America, N.A. The credit agreement consists of a $125 million term loan, a $175 million term loan and a $100 million revolving credit facility. In June 2002, the credit agreement was amended to extend the maturity date, reduce the applicable interest rate margins and modify the repayment schedule for the $175 million term loan. In August 2003, the credit agreement was further amended to permit the issuance of the $250 million convertible senior notes and the concurrent repurchase of $100 million of Apria's outstanding common stock with a portion of the proceeds.

The remaining payment schedule on the $125 million term loan requires 10 consecutive quarterly payments ranging from $6 million to $7 million with the final payment of $7 million due on July 20, 2006. The remaining payment schedule on the $175 million term loan requires 15 consecutive quarterly payments of $437,500 followed by three consecutive quarterly payments of $41.1 million with the final payment of $41.1 million due on July 20, 2008. The final maturity date for the revolving credit facility is July 20, 2006.

The senior secured credit agreement permits Apria to select one of two variable interest rates. One option is the base rate, which is expressed as the higher of (a) the Federal Funds rate plus 0.50% or (b) the Prime Rate. The other option is the Eurodollar rate, which is based on the London Interbank Offered Rate ("LIBOR"). Interest on outstanding balances under the senior secured credit agreement is determined by adding a margin to the Eurodollar rate or base rate in effect at each interest calculation date. The applicable margins for the revolving credit facility and the $125 million term loan are based on Apria's leverage ratio, which is the ratio of its funded debt to its last four quarters of earnings before interest, taxes, depreciation and amortization. The applicable margin ranges from 1.50% to 2.25% for Eurodollar loans and from 0.50% to 1.25% for base rate loans. For the $175 million term loan, the margins are fixed at 2.00% for Eurodollar loans and at 1.00% for base rate loans. The effective interest rate at December 31, 2003, after consideration of the effect of the swap agreements described below, was 3.57%. The senior credit agreement also requires payment of commitment fees ranging from 0.25% to 0.50% (also based on Apria's leverage ratio) on the unused portion of the revolving credit facility. See "Hedging Activities."

Borrowings under the senior secured credit facilities are collateralized by substantially all of the assets of Apria. The credit agreement contains numerous restrictions, including but not limited to, covenants requiring the maintenance of certain financial ratios, limitations on additional borrowings, capital expenditures, mergers, certain investments, loans and other distributions. The August 2003 amendment eliminated limitations related to repurchases of the company's common stock, dividends and acquisitions so long as the company's leverage ratio, as defined by the credit agreement, is under 2.0 to 1.0, and imparts limitations as the leverage ratio increases. At December 31, 2003, Apria's leverage ratio was 1.5 to 1.0. At December 31, 2003, the company was in compliance with all of the financial covenants required by the credit agreement.

On December 31, 2003 outstanding borrowings on the two term loans were $244.1 million and there were no borrowings under the revolving credit facility. Outstanding letters of credit totaled $3.9 million and credit available under the revolving facility was $96.1 million.

Convertible Senior Notes. On August 20, 2003, Apria issued convertible senior notes in the aggregate principal amount of $250 million under an indenture between Apria and U.S. Bank National Association. The notes were issued in a private placement at an issue price of $1,000 per note (100% of the principal amount at maturity) and were subsequently registered with the Securities and Exchange Commission. The notes will mature on September 1, 2033, unless earlier converted, redeemed or repurchased by Apria. Apria may redeem some or all of the notes at any time after September 8, 2010 at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest and contingent interest, if any, to the redemption date. The holders of the notes may require Apria to repurchase some or all of the notes at a repurchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, including contingent interest, up to but excluding the applicable repurchase date initially on September 1, 2008, and subsequently on September 1 of 2010, 2013, 2018, 2023 and 2028, or at any time prior to their maturity following a fundamental change as defined in the indenture. Any notes that Apria is required to repurchase on September 1, 2008 will be paid for in cash. For all remaining repurchase dates, Apria may pay the repurchase price in cash or by delivering shares of its common stock or a combination of cash and shares of its common stock.

The notes bear interest at the rate of 3⅜% per year. Interest on the notes is payable on September 1 and March 1 of each year, beginning on March 1, 2004. Also, during certain periods commencing on September 8, 2010, Apria will pay contingent interest on the interest payment date for the applicable interest period if the average trading price of the notes during the five trading days ending on the third day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the notes. The contingent interest payable per note will equal 0.25% per year of the average trading price of such note during the applicable five trading-day reference period. Further, the notes are convertible during certain periods into shares of Apria common stock, initially at a conversion rate of 28.6852 shares of common stock per $1,000 principal amount of notes, subject to adjustment in certain events, under certain circumstances as outlined in the indenture.

Apria received $244.4 million in proceeds upon issuance of the notes. Concurrent with the issuance and with a portion of the proceeds, Apria repurchased approximately 3.8 million shares of its common stock for $100 million. Issuance costs deducted from the proceeds plus those paid separately in cash totaled $5.8 million.

Hedging Activities. Apria is exposed to interest rate fluctuations on its underlying variable rate long-term debt. Apria's policy for managing interest rate risk is to evaluate and monitor all available relevant information, including but not limited to, the structure of its interest-bearing assets and liabilities, historical interest rate trends and interest rate forecasts published by major financial institutions. The tools Apria may utilize to moderate its exposure to fluctuations in the relevant interest rate indices include, but are not limited to: (1) strategic determination of repricing periods and related principal amounts, and (2) derivative financial instruments such as interest rate swap agreements, caps or collars. Apria does not use derivative financial instruments for trading or other speculative purposes.

At December 31, 2003, Apria had four interest rate swap agreements in effect to fix its LIBOR-based variable rate debt. The terms of such agreements are as follows: two two-year agreements with an aggregate notional amount of $50 million and a fixed rate of 2.43%; a three-year agreement with a notional amount of $25 million and a fixed rate of 3.04%; and a four-year agreement with a notional amount of $25 million and a fixed rate of 3.42%. Apria also had two swap agreements with an aggregate notional amount of $100 million and a fixed rate of 2.58% that expired in March 2003. All rates are stated before application of the interest margins described above.

The swap agreements are being accounted for as cash flow hedges under SFAS No. 133, "Accounting for Derivative and Hedging Activities." Accordingly, the difference between the interest received and interest paid is reflected as an adjustment to interest expense. For 2003, Apria paid a net settlement amount of $1.9 million. Unrealized gains and losses on the fair value of the swap agreements are reflected, net of taxes, in other comprehensive loss. At December 31, 2003, the aggregate fair value of the swap agreements was a liability of $1.5 million. Apria does not anticipate losses due to counterparty nonperformance as its counterparties to the various swap agreements are nationally recognized financial institutions with strong credit ratings.

Treasury Stock

During 2003, Apria repurchased 4.5 million shares of its common stock for $118.5 million in open market transactions. As indicated above, 3.8 million of these shares were purchased in conjunction with the issuance of the convertible senior notes. In 2002, Apria repurchased 1.6 million shares for $35 million. All repurchased common shares are being held in treasury.

In January 2004, Apria repurchased approximately 1.7 million shares of its common stock for $50 million through an accelerated share repurchase program.

Business Combinations

Pursuant to one of its primary growth strategies, Apria periodically acquires complementary businesses in specific geographic markets. Because of the potential for a higher gross margin, Apria targets respiratory therapy businesses. These transactions are accounted for as purchases and the results of operations of the acquired companies are included in the accompanying statements of operations from the dates of acquisition. In accordance with SFAS No. 142, goodwill is no longer being amortized. Covenants not to compete are being amortized over the life of the respective agreements. Tradenames and customer lists are being amortized over the period of their expected benefit.

The aggregate consideration for acquisitions that closed during 2003 was $98 million. Allocation of this amount includes $81.7 million to goodwill and $4.9 million to other intangible assets. The aggregate consideration for acquisitions that closed during 2002 and 2001 was $78.3 million and $81.7 million, respectively. Cash paid for acquisitions, which includes amounts deferred from prior year acquisitions, totaled $99.4 million, $74 million and $80.3 million in 2003, 2002 and 2001, respectively.

The success of Apria's acquisition strategy is directly dependent on Apria's ability to maintain and/or generate sufficient liquidity to fund such purchases.

HIPAA

The Health Insurance Portability and Accountability Act of 1996 is comprised of a number of components. Pursuant to the administrative simplification section of HIPAA, HHS has issued multiple sets of regulations, each with its own compliance date. Regulations under HIPAA that may have a material effect on Apria govern the following:

- privacy of individually identifiable health information — compliance date: April 14, 2003 — Apria was materially compliant by this date;
- standard electronic transaction and code sets — compliance date: October 16, 2003 — Apria was materially compliant by this date;
- electronic security of individually identifiable health information — compliance date: April 21, 2005 — Apria expects to be materially compliant with these regulations by the compliance date;
- standards for a unique national health identifier for healthcare providers for use in connection with standard transactions — compliance date: May 23, 2007 — Apria expects to be able to materially comply with these regulations by the compliance date; and
- the first installment of an interim enforcement rule, when issued in full, will address both substantive and procedural requirements for the imposition of civil monetary penalties.

The standard electronic transaction and code sets regulations standardize how health claims and eligibility information is collected, recorded and processed. The standard electronic transaction and code sets regulations also mandate that standardized codes be used for electronic billing purposes by all payors in the United States, including both government and private health plans. Historically, certain billing codes used in the homecare industry have varied by state Medicaid program and certain health plans. Under HIPAA, authority for approving, modifying, adding or deleting codes lies solely with the Health Care Procedure Coding System ("HCPCS") panel, operating under the auspices of CMS, and such codes are to be used not only by Medicare payors, but by state Medicaid programs and private managed care payors as well. The panel reviews requests for new codes primarily on an annual basis, with a new code application deadline of April 1 each year.

In mid-October 2003, the panel posted the revised HCPCS list for 2004 on its web site. The panel approved very few new codes. The absence of new codes for certain higher-cost respiratory products and services could have an impact on gross profit margins, since the panel only allows one code per certain equipment category, regardless of the actual equipment provided to the patients per a physician's prescription and/or patient preference. The absence of standardized codes for products or services provided by Apria also may preclude the company from submitting electronic billingzs to certain payors. Such an outcome would require submitting paper claims, which could ultimately result in delays and difficulties in collecting these claims.

Apria faces potential criminal or civil sanctions if it does not comply with existing or new laws and regulations related to patient health information, use of standard transaction and code sets and use of standard identifiers. New health information standards, whether implemented pursuant to HIPAA or otherwise, could have a significant effect on the manner in which Apria handles healthcare related data and communicates with payors.

Federal Investigation

As previously reported, since mid-1998 Apria has been the subject of an investigation conducted by the U.S. Attorney's office in Los Angeles and HHS. The investigation concerns the documentation supporting Apria's billing for services provided to patients whose healthcare costs are paid by Medicare and other federal programs. Apria is cooperating with the government and has responded to various document requests and subpoenas.

Apria has been informed that the investigation is the result of civil *qui tam* litigation filed on behalf of the government against Apria. The complaints in the litigation are under seal, however, and the government has not informed Apria of either the identities of the plaintiffs, the court or courts where the proceedings are pending, the date or dates instituted or the factual bases alleged to underlie the proceedings. To date, the U.S. Attorney's office has not informed Apria of any decision to intervene in the *qui tam* actions; however, it could reach a decision with respect to intervention at any time.

Government representatives and counsel for the plaintiffs in the *qui tam* actions asserted in July 2001 that, by a process of extrapolation from a sample of 300 patient files to all of Apria's billings to the federal government during the three-and-one-half year sample period, Apria could be liable to the government under the False Claims Act for more than $9 billion, consisting of extrapolated overpayment liability, treble damages and penalties of up to $10,000 for each allegedly false claim derived from the extrapolation.

Apria has acknowledged that there may be errors and omissions in supporting documentation affecting a portion of its billings. However, it considers the assertions and amounts described in the preceding paragraph to be unsupported both legally and factually and believes that most of the alleged documentation errors and omissions should not give rise to any liability, for overpayment refunds or otherwise. Accordingly, Apria believes that the claims asserted are unwarranted and that it is in a position to assert numerous meritorious defenses.

Apria has been exchanging information and having discussions with government representatives in an attempt to explore whether it will be possible to resolve this matter on a basis that would be considered fair and reasonable by all parties. Apria cannot provide any assurances as to the outcome of these discussions, however, or as to the outcome of the *qui tam* litigation in the absence of a settlement. Management cannot estimate the possible loss or range of loss that may result from these proceedings and therefore has not recorded any related accruals.

If a judge, jury or administrative agency were to determine that false claims were submitted to federal healthcare programs or that there were significant overpayments by the government, Apria could face civil and administrative claims for refunds, sanctions and penalties for amounts that would be highly material to its business, results of operations and financial condition, including the exclusion of Apria from participation in federal healthcare programs.

OFF-BALANCE SHEET ARRANGEMENTS

Apria is not a party to off-balance sheet arrangements as defined by the Securities and Exchange Commission. However, from time to time the company enters into certain types of contracts that contingently require the company to indemnify parties against third party claims. The contracts primarily relate to: (i) certain asset purchase agreements, under which the company may provide customary indemnification to the seller of the business being acquired; (ii) certain real estate leases, under which the company may be required to indemnify property owners for environmental and other liabilities, and other claims arising from the company's use of the applicable premises; and (iii) certain agreements with the company's officers, directors and employees, under which the company may be required to indemnify such persons for liabilities arising out of their employment relationship.

The terms of such obligations vary by contract and in most instances a specific or maximum dollar amount is not explicitly stated therein. Generally, amounts under these contracts cannot be reasonably estimated until a specific claim is asserted. Consequently, no liabilities have been recorded for these obligations on the company's balance sheets for any of the periods presented.

Quantitative and Qualitative Disclosures About Market Risk

Apria is exposed to interest rate fluctuations on its underlying variable rate long-term debt. Apria utilizes interest rate swap agreements to moderate such exposure. Apria does not use derivative financial instruments for trading or other speculative purposes.

At December 31, 2003, Apria's term loan borrowings totaled $244.1 million. The bank credit agreement governing the term loans provides interest rate options based on the following indices: Federal Funds Rate, Prime Rate or the London Interbank Offered Rate. All such interest rate options are subject to the application of an interest margin as specified in the bank credit agreement. At December 31, 2003, all of Apria's outstanding term debt was tied to LIBOR.

At December 31, 2003, Apria had four interest rate swap agreements with a total notional amount of $100 million to pay fixed rates ranging from 2.43% to 3.42% (before application of interest margin). The terms of these agreements range from two to four years. Also, Apria had two interest rate swap agreements with a total notional amount of $100 million to pay a fixed rate of 2.58% (before application of interest margin) that expired March 31, 2003.

Based on the term debt outstanding and the swap agreements in place at December 31, 2003, a 100 basis point change in the applicable interest rates would increase or decrease Apria's annual cash flow and pretax earnings by approximately $1.4 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Long-term Debt — Hedging Activities."

Market for Apria's Common Equity and Related Stockholder Matters

Apria's common stock is traded on the New York Stock Exchange under the symbol AHG. The table below sets forth, for the calendar periods indicated, the high and low sales prices per share of Apria common stock:

	High	Low
Year ended December 31, 2003		
First quarter	$24.23	$20.50
Second quarter	25.10	22.45
Third quarter	29.00	24.42
Fourth quarter	31.69	25.00
Year ended December 31, 2002		
First quarter	$24.95	$20.79
Second quarter	28.50	20.25
Third quarter	25.30	18.90
Fourth quarter	25.68	20.75

As of March 5, 2004, there were 362 holders of record of Apria common stock. Apria has not paid any dividends since its inception and does not intend to pay any dividends on its common stock in the foreseeable future.

Consolidated Balance Sheets

(in thousands, except share data)	December 31, 2003	December 31, 2002
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 160,553	$ 26,383
Accounts receivable, less allowance for doubtful accounts of $38,531 and $32,206 at December 31, 2003 and 2002, respectively	196,413	185,298
Inventories, net	29,089	27,067
Deferred income taxes	27,108	37,205
Prepaid expenses and other current assets	16,172	14,408
TOTAL CURRENT ASSETS	429,335	290,361
PATIENT SERVICE EQUIPMENT, less accumulated depreciation of $392,297 and $368,420 at December 31, 2003 and 2002, respectively	209,551	186,210
PROPERTY, EQUIPMENT AND IMPROVEMENTS, NET	50,192	54,134
DEFERRED INCOME TAXES	1,690	3,446
GOODWILL	330,532	248,863
INTANGIBLE ASSETS, NET	7,356	6,142
DEFERRED DEBT ISSUANCE COSTS, NET	9,339	4,413
OTHER ASSETS	5,440	2,087
	$1,043,435	$795,656
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 56,735	$ 65,514
Accrued payroll and related taxes and benefits	43,426	38,212
Accrued insurance	9,854	8,021
Income taxes payable	13,310	10,285
Other accrued liabilities	37,413	39,968
Current portion of long-term debt	31,522	21,713
TOTAL CURRENT LIABILITIES	192,260	183,713
LONG-TERM DEBT, net of current portion	469,241	247,655
DEFERRED INCOME TAXES	15,986	12,979
COMMITMENTS AND CONTINGENCIES (Notes 9 and 11)		
STOCKHOLDERS' EQUITY		
Preferred stock, $.001 par value: 10,000,000 shares authorized; none issued	–	–
Common stock, $.001 par value: 150,000,000 shares authorized; 57,317,094 and 56,580,677 shares issued at December 31, 2003 and 2002, respectively; 51,107,538 and 54,897,521 outstanding at December 31, 2003 and 2002, respectively	57	57
Additional paid-in capital	414,220	397,416
Treasury stock, at cost; 6,209,556 and 1,683,156 shares at December 31, 2003 and 2002, respectively	(154,432)	(35,961)
Retained earnings (accumulated deficit)	107,033	(8,959)
Accumulated other comprehensive loss	(930)	(1,244)
	365,948	351,309
	$1,043,435	$795,656

See notes to consolidated financial statements.

Consolidated Statements of Income

(in thousands, except per share data)	Year Ended December 31, 2003	2002[1]	2001
Net revenues	$1,380,945	$1,252,196	$1,131,915
Costs and expenses:			
Cost of net revenues:			
Product and supply costs	247,438	228,964	204,666
Patient service equipment depreciation	114,815	98,288	89,985
Nursing services	838	958	1,223
Other	13,652	12,707	11,773
TOTAL COST OF NET REVENUES	376,743	340,917	307,647
Provision for doubtful accounts	51,154	45,115	37,110
Selling, distribution and administrative	747,799	684,738	631,582
Amortization of intangible assets	3,650	2,681	2,540
Amortization of goodwill	–	–	9,809
TOTAL COSTS AND EXPENSES	1,179,346	1,073,451	988,688
OPERATING INCOME	201,599	178,745	143,227
Interest expense	15,812	15,028	30,054
Interest income	(786)	(4,235)	(1,927)
INCOME BEFORE TAXES	186,573	167,952	115,100
Income tax expense	70,581	52,357	43,183
NET INCOME	$ 115,992	$ 115,595	$ 71,917
Basic net income per common share	$ 2.17	$ 2.12	$ 1.33
Diluted net income per common share	$ 2.15	$ 2.08	$ 1.29

(1) Includes one-time favorable resolution of a tax matter. See Note 7.

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

(in thousands)	Common Stock Shares	Common Stock Par Value	Additional Paid-In Capital	Treasury Stock Shares	Treasury Stock Cost	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at December 31, 2000	53,154	$53	$343,621	(86)	$ (961)	$(196,471)	$ –	$146,242
Exercise of stock options	1,536	2	16,476					16,478
Tax benefits related to stock options			8,134					8,134
Unrealized gain on interest rate swap agreements, net of taxes							27	27
Net income						71,917		71,917
Total comprehensive income						71,917	27	71,944
Balance at December 31, 2001	54,690	$55	$368,231	(86)	$ (961)	$(124,554)	$ 27	$242,798
Exercise of stock options	1,891	2	18,835					18,837
Tax benefits related to stock options			10,350					10,350
Repurchases of common stock				(1,597)	(35,000)			(35,000)
Unrealized loss on interest rate swap agreements, net of taxes							(1,271)	(1,271)
Net income						115,595		115,595
Total comprehensive income						115,595	(1,271)	114,324
Balance at December 31, 2002	56,581	$57	$397,416	(1,683)	$ (35,961)	$ (8,959)	$(1,244)	$351,309
Exercise of stock options	736	–	12,323					12,323
Tax benefits related to stock options			2,518					2,518
Compensatory stock options and awards			1,963					1,963
Repurchases of common stock				(4,527)	(118,471)			(118,471)
Unrealized gain on interest rate swap agreements, net of taxes							314	314
Net income						115,992		115,992
Total comprehensive income						115,992	314	116,306
Balance at December 31, 2003	57,317	$57	$414,220	(6,210)	$(154,432)	$ 107,033	$ (930)	$365,948

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	Year Ended December 31, 2003	2002	2001
OPERATING ACTIVITIES			
Net income	$115,992	$115,595	$ 71,917
Items included in net income not requiring (providing) cash:			
Provision for doubtful accounts	51,154	45,115	37,110
Depreciation	135,952	116,043	106,106
Amortization of goodwill and intangible assets	3,650	2,681	12,349
Amortization of deferred debt issuance costs	1,723	1,282	1,880
Write-off of deferred debt issuance costs	–	–	2,442
Deferred income taxes	17,197	54,297	39,833
Expense on compensatory stock options and awards	1,963	–	–
(Gain) loss on disposition of assets	(266)	940	97
Changes in operating assets and liabilities, exclusive of effects of acquisitions:			
Accounts receivable	(62,299)	(68,815)	(53,822)
Inventories, net	(1,148)	(399)	(2,516)
Prepaid expenses and other assets	(295)	(4,461)	(1,718)
Accounts payable, exclusive of outstanding checks	(9,412)	(3,206)	11,979
Accrued payroll and related taxes and benefits	5,213	4,306	5,459
Income taxes payable	3,025	1,225	1,253
Accrued expenses	1,456	(2,559)	9,060
NET CASH PROVIDED BY OPERATING ACTIVITIES	263,905	262,044	241,429
INVESTING ACTIVITIES			
Purchases of patient service equipment and property, equipment and improvements, exclusive of effects of acquisitions	(144,007)	(121,727)	(133,162)
Proceeds from disposition of assets	774	318	303
Cash paid for acquisitions, including payments of deferred consideration	(99,403)	(73,960)	(80,273)
NET CASH USED IN INVESTING ACTIVITIES	(242,636)	(195,369)	(213,132)
FINANCING ACTIVITIES			
Proceeds from revolving credit facilities	15,700	150,500	94,900
Payments on revolving credit facilities	(15,700)	(158,300)	(87,100)
Proceeds from term loans	–	–	300,000
Payments on term loans	(19,312)	(19,687)	(156,938)
Proceeds from issuance of convertible senior notes	250,000	–	–
Payment on redemption of senior subordinated notes	–	–	(200,000)
Payments on other long-term debt	(5,622)	(2,858)	(2,488)
Outstanding checks included in accounts payable	632	(2,477)	4,969
Capitalized debt issuance costs	(6,649)	(666)	(5,623)
Repurchases of common stock	(118,471)	(35,000)	–
Issuances of common stock	12,323	18,837	16,478
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	112,901	(49,651)	(35,802)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	134,170	17,024	(7,505)
Cash and cash equivalents at beginning of year	26,383	9,359	16,864
CASH AND CASH EQUIVALENTS AT END OF YEAR	$160,553	$ 26,383	$ 9,359

SUPPLEMENTAL DISCLOSURES — See Notes 5 and 7 for cash paid for interest and income taxes, respectively.

NON-CASH TRANSACTIONS — See Statements of Stockholders' Equity and Comprehensive Income, Note 3 and Note 9 for tax benefit from stock option exercises, liabilities assumed in acquisitions and purchase of property and equipment under capital leases, respectively.

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies

Basis of Presentation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These statements include the accounts of Apria Healthcare Group Inc. ("Apria" or "the company") and its subsidiaries. Intercompany transactions and accounts have been eliminated.

Company Background and Segment Reporting: Apria operates in the home healthcare segment of the healthcare industry, providing a variety of clinical services and related products and supplies as prescribed by a physician or authorized by a case manager as part of a care plan. Essentially all products and services offered by the company are provided through the company's network of approximately 425 branch facilities, which are located throughout the United States and are organized into 16 geographic regions. Each region consists of a number of branches and a regional office, which provides key support services such as billing, purchasing, equipment maintenance, repair and warehousing. The company's chief operating decision maker evaluates operating results on a geographic basis and, therefore, views each region as an operating segment. All regions provide the same products and services, including respiratory therapy, infusion therapy and home medical equipment and supplies. Additional support services are provided at a corporate level and management continues to evaluate opportunities to gain efficiencies and cost savings by consolidating regional functions. For financial reporting purposes, all of the company's operating segments are aggregated into one reportable segment in accordance with the aggregation criteria of Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Respiratory therapy, infusion therapy and home medical equipment represent approximately 67%, 18% and 15% of total 2003 revenues, respectively. The gross margins in 2003 for these services and related products were 79%, 59% and 62%, respectively.

Use of Accounting Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition and Concentration of Credit Risk: Revenues are recognized on the date services and related products are provided to patients and are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors, including private insurers, prepaid health plans, Medicare and Medicaid. Approximately 34% of the company's revenues for 2003, 2002 and 2001 were reimbursed under arrangements with Medicare and Medicaid. In all three years presented, no other third-party payor group represented 10% or more of the company's revenues. The majority of the company's revenues are derived from fees charged for patient care under fee-for-service arrangements. Revenues derived from capitation arrangements represented less than 10% of total net revenues for 2003, 2002 and 2001.

Due to the nature of the industry and the reimbursement environment in which Apria operates, certain estimates are required to record net revenues and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review.

Management performs periodic analyses to evaluate accounts receivable balances to ensure that recorded amounts reflect estimated net realizable value. Specifically, management considers historical realization data, accounts receivable aging trends, other operating trends and relevant business conditions. Also, focused reviews of certain large and/or problematic payors are performed. Due to continuing changes in the healthcare industry and third-party reimbursement, it is possible that management's estimates could change in the near term, which could have an impact on operations and cash flows.

Accounts receivable are reduced by an allowance for doubtful accounts which provides for those accounts from which payment is not expected to be received, although services were provided and revenue was earned.

Cash and Cash Equivalents: Apria maintains cash with various financial institutions. These financial institutions are located throughout the United States and the company's cash management practices limit exposure to any one institution. Outstanding checks, which are reported as a component of accounts payable, were $21,612,000 and $20,980,000 at December 31, 2003 and 2002, respectively. Management considers all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents.

Accounts Receivable: Included in accounts receivable are earned but unbilled receivables of $31,688,000 and $29,207,000 at December 31, 2003 and 2002, respectively. Delays ranging from a day up to several weeks between the date of service and billing can occur due to delays in obtaining certain required payor-specific documentation from internal and external sources. Earned but unbilled receivables are aged from date of service and are considered in Apria's analysis of historical performance and collectibility.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market and consist primarily of disposables used in conjunction with patient service equipment, and pharmaceuticals.

Patient Service Equipment: Patient service equipment is stated at cost and consists of medical equipment provided to in-home patients. Depreciation is provided using the straight-line method over the estimated useful lives of the equipment, which range from one to ten years.

Property, Equipment and Improvements: Property, equipment and improvements are stated at cost. Included in property and equipment are assets under capitalized leases which consist of information systems and software. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for each of the categories presented in Note 2 are as follows: leasehold improvements — the shorter of the remaining lease term or seven years; equipment and furnishings — three to fifteen years and information systems — three to four years.

Capitalized Software: Included in property, equipment and improvements are costs related to internally developed and purchased software that are capitalized and amortized over periods not exceeding four years. Capitalized costs include direct costs of materials and services incurred in developing or obtaining internal-use software and payroll and payroll-related costs for employees directly involved in the development of internal-use software.

The carrying value of capitalized software is reviewed if the facts and circumstances suggest that it may be impaired. Indicators of impairment may include a subsequent change in the extent or manner in which the software is used or expected to be used, a significant change to the software is made or expected to be made or the cost to develop or modify internal-use software exceeds that expected amount. Management does not believe any impairment of its capitalized software existed at December 31, 2003.

Goodwill: Goodwill arising from business combinations represents the excess of the purchase price over the estimated fair value of the net assets of the businesses acquired. Prior to 2002 and before the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill attributable to business combinations completed on or before June 30, 2001, was being amortized over the period of expected benefit. The amortization period for substantially all of the company's goodwill was 20 years. Previously, management reviewed for impairment on an ongoing basis and whenever events or changes in circumstances indicated the possibility of impairment. In accordance with the provisions of SFAS No. 142, goodwill is no longer amortized but tested annually for impairment or more frequently if circumstances indicate impairment. Apria's impairment tests in 2002 and 2003 have indicated that no impairment exists.

Intangible Assets: Intangible assets consist of covenants not to compete, tradenames and customer lists, all of which resulted from business combinations. The values assigned to the covenants are amortized on a straight-line basis over their contractual terms, which range from two to five years.

The customer list and tradename valuations are amortized over their period of expected benefit of 7.5 months and two years, respectively.

Management reviews for impairment of intangible assets and long-lived assets on an ongoing basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management does not believe any impairment of its intangible assets or long-lived assets existed at December 31, 2003.

Fair Value of Financial Instruments: The carrying value of Apria's bank debt approximates fair value because the underlying instruments are variable notes that reprice frequently. The fair value of the convertible senior notes, as determined by reference to quoted market prices, is $284,483,000. The carrying amounts of cash and cash equivalents, accounts receivable, trade payables and accrued expenses approximate fair value because of their short maturity.

Advertising: Advertising costs amounting to $3,155,000, $2,804,000 and $3,044,000 for 2003, 2002 and 2001, respectively, are expensed as incurred and included in selling, distribution and administrative expenses.

Income Taxes: Apria provides for income taxes in accordance with provisions specified in SFAS No. 109, "Accounting for Income Taxes." Accordingly, deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities. These differences will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.

Derivative Instruments and Hedging Activities: From time to time Apria uses derivative financial instruments to limit exposure to interest rate fluctuations on the company's variable rate long-term debt. The company accounts for derivative instruments pursuant to the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The company's derivatives are recorded on the balance sheet at their fair value and, for derivatives accounted for as cash flow hedges, any unrealized gains or losses on their fair value are included, net of tax, in other comprehensive income.

Stock-based Compensation: The company accounts for its stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Apria has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123." For the year ended December 31, 2003, net income reflects compensation expense for restricted stock awards and restricted stock purchase rights valued in accordance with APB No. 25. Had compensation expense for all of the company's stock-based compensation awards been recognized based on the fair value recognition provisions of SFAS No. 123, Apria's net income and per share amounts would have been adjusted to the pro forma amounts indicated below. See "Note 6 — Stockholders' Equity."

	Year Ended December 31,		
(in thousands, except per share data)	**2003**	**2002**	**2001**
Net income as reported	$115,992	$115,595	$71,917
Add: stock-based compensation expense included in reported net income, net of related tax effects	1,221	–	–
Deduct: total stock-based compensation expense determined for all awards under fair value-based method, net of related tax effects	(9,206)	(9,852)	(10,156)
Pro forma net income	$108,007	$105,743	$61,761
Basic net income per share:			
As reported	$ 2.17	$ 2.12	$ 1.33
Pro forma	$ 2.02	$ 1.94	$ 1.14
Diluted net income per share:			
As reported	$ 2.15	$ 2.08	$ 1.29
Pro forma	$ 2.00	$ 1.90	$ 1.11

Comprehensive Income: For the years ended December 31, 2003 and 2002, the difference between net income and comprehensive income/(loss) is $314,000 and ($1,271,000), respectively, net of taxes, which is attributable to unrealized gains/(losses) on various interest rate swap agreements.

Per Share Amounts: Basic net income per share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding. Diluted net income per share includes the effect of the potential shares outstanding, including dilutive stock options and other awards, using the treasury stock method.

Change in Accounting Principles: Effective January 1, 2002, Apria adopted SFAS No. 142, which addresses the financial accounting and reporting for goodwill and other intangible assets. The statement provides that goodwill or other intangible assets with indefinite lives are no longer amortized but shall be tested for impairment annually, or more frequently if circumstances indicate the possibility of impairment. The effect of adoption of SFAS No. 142 on the consolidated financial statements is shown in "Note 4 — Goodwill and Intangible Assets."

Effective January 1, 2002, Apria adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and amended other guidance related to the accounting and reporting of long-lived assets. SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale. Discontinued operations are to be measured similarly to other long-lived assets classified as held for sale at the lower of its carrying amount or fair value less cost to sell. Future operating losses will no longer be recognized before they occur. SFAS No. 144 also broadened the presentation of discontinued operations to include a component of an entity when operations and cash flows can be clearly distinguished, and established criteria to determine when a long-lived asset is held for sale. Adoption of this statement did not have a material effect on Apria's consolidated financial statements.

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statement Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 updates and clarifies existing accounting pronouncements related to gains and losses from the extinguishment of debt and requires that certain lease modifications be accounted for in the same manner as sale-leaseback transactions. Apria adopted the provisions of SFAS No. 145 in 2003. Adoption of this statement did not have a material effect on the company's consolidated financial statements, but resulted in the reclassification to interest expense of the extraordinary charge on debt refinancing of $2,442,000 in 2001.

Other Recent Accounting Pronouncements: In July 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued. This statement addresses the financial accounting and reporting for costs associated with exit or disposal activities and requires that a liability for such costs be recognized when the liability is incurred rather that at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should be measured and recorded at fair value. Adoption of the provisions of SFAS No. 146 was required for exit and disposal activities after December 31, 2002. Apria had no such transactions during 2003.

In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123," was issued. This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition and guidance for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The company has complied with the expanded financial statement disclosure requirements in its consolidated financial statements.

In October 2002, the FASB's Emerging Issues Task Force ("EITF") issued EITF 02-17, which addresses issues raised in the interpretation of SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" and the identification and valuation of intangible assets. EITF 02-17 provides guidance on determining when, as a result of a business combination, a customer-related intangible asset exists that should be separately valued from goodwill. EITF 02-17 is effective for business combinations consummated and goodwill impairment tests performed after October 25, 2002. Adoption of this interpretation did not have a material effect on the company's consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," an interpretation of SFAS Nos. 5, 57 and 107 and rescission of FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others." FIN No. 45 elaborates on the disclosure requirements for the interim and annual financial statements of the guarantor. It also requires that a guarantor recognize a liability at the inception of the guarantee for the fair value of the obligation undertaken. The disclosure provisions became effective at December 31, 2002 while the recognition provisions of FIN No. 45 became effective January 1, 2003. Adoption of this interpretation did not have a material effect on Apria's consolidated financial statements.

FIN No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, was originally issued in January 2003 and subsequently revised in December 2003. FIN No. 46, as revised, requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires certain disclosures about variable interest entities in which a company has a significant interest, regardless of whether consolidation is required. Application of FIN No. 46 is required for potential variable interest entities commonly referred to as special purpose entities for periods ending after December 15, 2003. Application of the provisions will be required for all other variable interest entities by the end of the first reporting period that ends after March 15, 2004. The company currently has no variable interest entities, therefore the adoption of this interpretation will not have a material effect on the company's consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have a material effect on the company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. However, in November 2003, the FASB issued Staff Position No. 150-3 which defers the effective dates for certain provisions of the statement. Once required in its entirety, SFAS No. 150 is not expected to have a material effect on the company's consolidated financial statements.

Reclassifications: Certain amounts for prior periods have been reclassified to conform to the current year presentation.

Note 2 — Property, Equipment and Improvements

Property, equipment and improvements consist of the following:

	December 31,	
(in thousands)	**2003**	**2002**
Leasehold improvements	$ 21,742	$ 19,289
Equipment and furnishings	49,580	47,413
Information systems	101,625	90,676
	172,947	157,378
Less accumulated depreciation	(122,755)	(103,244)
	$ 50,192	$ 54,134

Note 3 — Business Combinations

During 2003, 2002 and 2001, Apria acquired a number of complementary businesses in specific geographic markets. During 2003, Apria acquired 27 companies comprised largely of home respiratory therapy businesses. For all periods presented, these all-cash transactions were accounted for as purchases and, accordingly, the results of operations of the acquired businesses are included in the consolidated income statements from the dates of acquisition. The purchase prices were allocated to the various underlying tangible and intangible assets and liabilities on the basis of estimated fair value.

The following table summarizes the allocation of the purchase prices of acquisitions made by the company, which include payments deferred from prior years. In 2003, such payments totaled $6,324,000. At December 31, 2003, outstanding deferred consideration totaled $4,464,000 and is included on the balance sheet in other accrued liabilities.

Cash paid for acquisitions:

	Year Ended December 31,		
(in thousands)	**2003**	**2002**	**2001**
Fair value of tangible assets acquired	$ 11,187	$ 18,022	$ 9,067
Intangible assets	4,864	3,960	1,316
Goodwill	81,669	55,405	71,426
Total assets acquired	97,720	77,387	81,809
Liabilities assumed and accrued, net of payments deferred from prior years	1,683	(3,427)	(1,536)
Net assets acquired	$ 99,403	$ 73,960	$ 80,273

The following supplemental unaudited pro forma information presents the combined operating results of Apria and the businesses that were acquired by Apria during 2003, as if the acquisitions had occurred at the beginning of the periods presented. The pro forma information is based on the historical financial statements of Apria and those of the acquired businesses. Amounts are not necessarily indicative of the results that may have been obtained had the combinations been in effect at the beginning of the periods presented or that may be achieved in the future.

	Year Ended December 31,	
(in thousands, except per share data)	**2003**	**2002**
Net revenues	$1,426,020	$1,343,400
Net income	120,177	120,830
Basic net income per common share	$ 2.25	$ 2.21
Diluted net income per common share	$ 2.22	$ 2.18

Note 4 — Goodwill and Intangible Assets

In July 2001, Apria adopted SFAS No. 141, "Business Combinations," which requires that the purchase method of accounting be applied to all business combinations completed after June 30, 2001 and which also addresses the criteria for initial recognition of intangible assets and goodwill. Effective January 1, 2002, the company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," in its entirety. The statement provides that goodwill and other intangible assets with indefinite lives are no longer amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate the possibility of impairment. If the carrying value of goodwill or an intangible asset exceeds its fair value, an impairment loss shall be recognized.

Apria's goodwill impairment test is conducted at a "reporting unit" level and compares each reporting unit's fair value to its carrying value. The company has determined that its geographic regions are reporting units under SFAS No. 142. The measurement of fair value for each region is based on an evaluation of future discounted cash flows and is further tested using a multiple of earnings approach. Apria's tests in 2002 and 2003 indicated that no impairment existed and, accordingly, no loss has been recognized.

The following table sets forth the reconciliation of 2001 net income and earnings per share as adjusted for the non-amortization provisions of SFAS No. 142:

(in thousands, except per share data)	Year Ended December 31, 2001
Reported net income	$ 71,917
Add: goodwill amortization, net of taxes	6,129
Adjusted net income	$ 78,046
Basic income per common share:	
Reported net income	$ 1.33
Add: goodwill amortization, net of taxes	0.11
Adjusted net income	$ 1.44
Diluted income per common share:	
Reported net income	$ 1.29
Add: goodwill amortization, net of taxes	0.11
Adjusted net income	$ 1.40

For the year ended December 31, 2003, the net change in the carrying amount of goodwill of $81,669,000 is the result of business combinations. Goodwill amortization expense for the year ended December 31, 2001, was $9,809,000. All of the goodwill recorded in conjunction with business combinations completed after June 30, 2001 is expected to be deductible for tax purposes.

Intangible assets, all of which are subject to amortization, consist of the following:

(in thousands)		December 31, 2003			December 31, 2002		
	Average Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Covenants not to compete	4.9	$11,244	$(5,508)	$5,736	$ 9,664	$(4,571)	$5,093
Tradenames	2.0	2,067	(938)	1,129	1,324	(275)	1,049
Customer lists	0.6	1,339	(848)	491	–	–	–
		$14,650	$(7,294)	$7,356	$10,988	$(4,846)	$6,142

Amortization expense amounts to $3,650,000 for the year ended December 31, 2003. Estimated amortization expense for each of the fiscal years ending December 31, is presented below:

Year Ending December 31,	(in thousands)
2004	$ 3,427
2005	1,686
2006	1,136
2007	771
2008	336

Note 5 — Long-Term Debt

Long-term debt consists of the following:

	December 31,	
(in thousands)	2003	2002
Convertible senior notes	$250,000	$ –
Term loans payable	244,063	263,375
Capital lease obligations (see Note 9)	3,901	5,993
Other, interest at rates ranging to 2.8 %	2,799	–
	500,763	269,368
Less: current maturities	(31,522)	(21,713)
	$469,241	$247,655

Credit Agreement: Apria's credit agreement with Bank of America and a syndicate of lenders was amended and restated effective August 13, 2003. The amendment permitted the issuance of $250,000,000 of convertible senior notes and the concurrent repurchase of $100,000,000 of Apria's outstanding common stock with a portion of the proceeds. The amendment also eliminated limitations on repurchases of the company's common stock and expenditures for acquisitions so long as the company's leverage ratio, as defined by the credit agreement, is less than 2.0 to 1.0. As the leverage ratio increases, limitations are imposed on acquisition expenditures and common stock repurchases.

At December 31, 2003, there were no borrowings under the revolving credit facility, outstanding letters of credit totaled $3,855,000 and credit available under the revolving facility was $96,145,000.

The senior secured credit agreement permits Apria to select one of two variable interest rates. One option is the base rate, which is expressed as the higher of (a) the Federal Funds rate plus 0.50% or (b) the Prime Rate. The other option is the Eurodollar rate, which is based on the London Interbank Offered Rate. Interest on outstanding balances under the senior secured credit agreement is determined by adding a margin to the Eurodollar rate or base rate in effect at each interest calculation date. The applicable margins for the revolving credit facility and the $125,000,000 term loan are based on Apria's leverage ratio, which is the ratio of its funded debt to its last four quarters of earnings before interest, taxes, depreciation and amortization. The applicable margin ranges from 1.50% to 2.25% for Eurodollar loans and from 0.50% to 1.25% for base rate loans. For the $175,000,000 term loan, the margins were amended in June 2002 and are currently fixed at 2.00% for Eurodollar loans and 1.00% for base rate loans. The effective interest rate at December 31, 2003, after consideration of the effect of the swap agreements, was 3.57% on total borrowings of $244,063,000. The senior credit agreement also requires payment of commitment fees ranging from 0.25% to 0.50% (also based on Apria's leverage ratio) on the unused portion of the revolving credit facility.

Borrowings under the senior secured credit facilities are collateralized by substantially all of the assets of Apria. The credit agreement contains numerous restrictions, including but not limited to, covenants requiring the maintenance of certain financial ratios, limitations on additional borrowings, capital expenditures, mergers, certain investments, loans and other distributions. The August 2003 amendment eliminated limitations related to repurchases of the company's common stock, dividends and acquisitions so long as the company's leverage ratio, as defined by the credit agreement, is under 2.0 to 1.0, and imparts limitations as the leverage ratio increases. At December 31, 2003, Apria's leverage ratio was 1.5 to 1.0. At December 31, 2003, the company was in compliance with all of the financial covenants required by the credit agreement.

The carrying value of the term loans and the revolving credit facility approximates fair value because the underlying instruments are variable notes that reprice frequently.

Convertible Senior Notes: On August 20, 2003, Apria issued convertible senior notes in the aggregate principal amount of $250,000,000 under an indenture between Apria and U.S. Bank National Association. The notes were issued in a private placement at an issue price of $1,000 per note (100% of the principal amount at maturity). The notes will mature on September 1, 2033, unless earlier converted, redeemed or repurchased by Apria. Apria may redeem some or all of the notes at any time after September 8, 2010 at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest and contingent interest, if any, to the redemption date. The holders of the notes may require Apria to repurchase some or all of the notes at a repurchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, including contingent interest, up to but excluding the applicable repurchase date, initially on September 1, 2008, and subsequently on September 1 of 2010, 2013, 2018, 2023 and 2028, or at any time prior to their maturity following a fundamental change, as defined in the indenture. Any notes that Apria is required to repurchase on September 1, 2008 will be paid for in cash. For all remaining repurchase dates, Apria may pay the repurchase price in cash or by delivering shares of its common stock or a combination of cash and shares of its common stock.

The notes bear interest at the rate of 3⅜% per annum, which is payable on September 1 and March 1 of each year, beginning on March 1, 2004. Also, during certain periods commencing on September 8, 2010, Apria will pay contingent interest on the interest payment date for the applicable interest period if the average trading price of the notes during the five trading days ending on the third day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the notes. The contingent interest payable per note will equal 0.25% per year of the average trading price of such note during the applicable five trading-day reference period. During certain periods, the notes are convertible into shares of Apria common stock, initially at a conversion rate of 28.6852 shares of common stock per $1,000 principal amount of notes, subject to adjustment and under certain circumstances as outlined in the indenture.

Apria received $244,375,000 in net proceeds upon issuance of the notes. Concurrent with the issuance and with a portion of the proceeds, Apria repurchased 3,786,400 shares of its common stock for $100,000,000. Issuance costs deducted from the proceeds plus those paid separately in cash totaled $5,852,000.

The notes are unsecured and unsubordinated obligations and are senior in right of payment to any subordinated debt of the company. The notes rank junior to the company's senior secured credit facility to the extent of the assets securing such indebtedness. The fair value of these notes, as determined by reference to quoted market prices, is $284,483,000 at December 31, 2003.

Maturities of long-term debt, exclusive of capital lease obligations, are as follows:

Year Ending December 31,	(in thousands)
2004	$ 28,821
2005	29,382
2006	22,846
2007	42,438
2008	123,375
Thereafter	250,000
	$496,862

Total interest paid in 2003, 2002 and 2001 amounted to $10,297,000, $13,691,000 and $28,642,000, respectively.

Hedging Activities: Apria is exposed to interest rate fluctuations on its underlying variable rate long-term debt. Apria's policy for managing interest rate risk is to evaluate and monitor all available relevant information, including but not limited to, the structure of its interest-bearing assets and liabilities, historical interest rate trends and interest rate forecasts published by major financial institutions. The tools Apria may utilize to moderate its exposure to fluctuations in the relevant interest rate indices include, but are not limited to: (1) strategic determination of repricing periods and related principal amounts, and (2) derivative financial instruments such as interest rate swap agreements, caps or collars. Apria does not use derivatives for trading or other speculative purposes.

At December 31, 2003, Apria had four interest rate swap agreements with a total notional amount of $100,000,000 that fix an equivalent amount of its variable rate debt at rates ranging from 2.43% to 3.42% (before applicable interest margin specified in the applicable credit agreement). The terms of these swap agreements range from two to four years. Apria also had two interest rate swap agreements with a total notional amount of $100,000,000 and a fixed-rate of 2.58% (before applicable interest margin) that expired March 31, 2003. The swap agreements are being accounted for as cash flow hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Accordingly, the difference between the interest received and interest paid is reflected as an adjustment to interest expense. For the years ended December 31, 2003 and 2002, Apria paid net settlement amounts of $1,917,000 and $780,000, respectively. At December 31, 2003, the aggregate fair value of the swap agreements was a deficit of $1,495,000 and is reflected in the accompanying balance sheet in other accrued liabilities. Unrealized gains and losses on the fair value of the swap agreements are reflected, net of taxes, in other comprehensive loss. Apria's exposure to credit loss under the swap agreements is limited to the interest rate spread in the event of counterparty nonperformance. Apria does not anticipate losses due to counterparty nonperformance as its counterparties to the various swap agreements are nationally recognized financial institutions with strong credit ratings.

Note 6 — Stockholders' Equity

Treasury Stock: During 2003, Apria repurchased 4,526,000 shares of its common stock for $118,471,000. Of these amounts, 3,786,400 shares were repurchased for $100,000,000 in conjunction with the issuance of the convertible senior notes. Apria also repurchased 1,597,000 shares for $35,000,000 in 2002. All such repurchases were made in open market transactions throughout the year. All repurchased shares are being held in treasury.

In January 2004, Apria repurchased 1,731,000 shares of its common stock through an accelerated repurchase program for $50,000,000.

Stock Compensation Plans: Apria has various stock-based compensation plans, which are described below. Management accounts for these plans under the recognition and measurement principles of APB No. 25 and related interpretations. Compensation expense of $1,963,000 related to the issuance of restricted stock purchase rights and restricted stock awards is included in net income for the year ended December 31, 2003.

For purposes of the pro forma disclosure presented in Note 1, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001: risk-free interest rates of 2.84%, 4.35% and 4.80%, respectively; dividend yield of 0% for all years; expected lives of 4.80 years in 2003, 4.13 years in 2002 and 4.25 years for 2001 and volatility of 54% for 2003, 59% for 2002 and 62% for 2001. See "Note 1 — Summary of Significant Accounting Policies — Stock-based Compensation."

Fixed Stock Options: Apria has various fixed stock option plans that provide for the granting of incentive or non-statutory options to its key employees and non-employee members of the Board of Directors. In the case of incentive stock options, the exercise price may not be less than the fair market value of the company's stock on the date of the grant, and may not be less than 110% of the fair market value of the company's stock on the date of the grant for any individual possessing 10% or more of the voting power of all classes of stock of the company. The dates at which the options become exercisable range from the date of grant to five years after the date of grant and expire not later than ten years after the date of grant. The weighted-average fair values of fixed stock options granted during 2003, 2002 and 2001 were $10.68, $11.79 and $14.06, respectively.

A summary of the activity of Apria's fixed stock options for 2003, 2002 and 2001 is presented below:

	2003		2002		2001	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	4,357,976	$21.69	4,347,019	$20.41	3,268,096	$15.87
Granted:						
Exercise price equal to fair value	1,181,125	$22.49	1,546,500	$23.59	2,246,000	$26.65
Exercised	(654,731)	$17.88	(703,858)	$13.10	(548,185)	$15.45
Forfeited	(458,416)	$24.68	(831,685)	$25.77	(618,892)	$23.99
Outstanding at end of year	4,425,954	$22.16	4,357,976	$21.69	4,347,019	$20.41
Exercisable at end of year	2,308,611	$20.90	2,057,595	$19.18	1,913,525	$16.02

The following table summarizes information about fixed stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 6.69 – $12.19	201,590	4.27	$ 9.65	201,590	$ 9.65
$12.75 – $16.63	251,310	4.91	$14.56	251,310	$14.56
$16.94 – $16.94	202,168	6.01	$16.94	202,168	$16.94
$17.05 – $19.63	317,254	5.46	$18.55	317,254	$18.55
$20.50 – $24.01	2,090,007	8.29	$22.62	525,799	$22.96
$24.18 – $26.50	589,500	5.79	$25.08	396,164	$25.26
$27.13 – $29.00	774,125	7.25	$27.25	414,326	$27.15
$ 6.69 – $29.00	4,425,954	7.09	$22.16	2,308,611	$20.90

Performance-based Stock Options: Included in Apria's stock-based compensation plans are provisions for the granting of performance-based stock options. In 2003, Apria granted options in the form of restricted stock purchase rights to key members of senior management. These options become exercisable over periods of six and seven years and expire not later than ten years from the date of grant. Accelerated vesting will ensue upon the occurrence of certain events or the achievement of certain cumulative financial targets based on two and three year measurement periods. The weighted-average fair value of performance-based stock options granted during 2003 was $21.06.

A summary of the activity of Apria's performance-based stock options, including those granted in the form of restricted stock purchase rights, for 2003, 2002 and 2001 is presented below:

	2003		2002		2001	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	209,658	$ 7.34	1,396,210	$ 7.91	2,384,402	$ 7.99
Granted:						
Exercise price less than fair value	476,000	$ 6.49	–	$ –	–	$ –
Exercised	(81,686)	$ 7.78	(1,186,552)	$ 8.01	(988,192)	$ 8.09
Forfeited	–	$ –	–	$ –	–	$ –
Outstanding at end of year	603,972	$ 6.61	209,658	$ 7.34	1,396,210	$ 7.91
Exercisable at end of year	127,972	$ 7.05	209,658	$ 7.34	1,396,210	$ 7.91

The following table summarizes information about performance-based stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 6.46 – $ 6.46	455,000	9.62	$ 6.46	–	$ –
$ 6.50 – $ 6.50	120,638	4.55	$ 6.50	120,638	$ 6.50
$ 7.05 – $18.56	28,334	8.62	$ 9.39	7,334	$ 16.08
$ 6.46 – $18.56	603,972	8.56	$ 6.61	127,972	$ 7.05

Apria also granted restricted stock awards, representing 26,000 shares, to its non-employee directors during 2003. These awards will vest in April 2004. Approximately 10,897,000 shares of common stock are reserved for future issuance upon the exercise of stock options and awards under Apria's active plans.

Note 7 — Income Taxes

Significant components of Apria's deferred tax assets and liabilities are as follows:

	December 31,	
(in thousands)	2003	2002
Deferred tax assets:		
Allowance for doubtful accounts	$ 14,449	$ 12,077
Accruals	9,442	9,266
Asset valuation reserves	1,011	2,076
Net operating loss carryforward, limited by §382	4,713	10,685
AMT credit carryovers	–	9,614
Intangible assets	5,497	3,102
Other, net	3,213	3,592
Total deferred tax assets	38,325	50,412
Deferred tax liabilities:		
Tax over book depreciation	(22,051)	(16,911)
Tax over book goodwill amortization	(3,462)	(5,829)
Total deferred tax liabilities	(25,513)	(22,740)
Net deferred tax assets	$ 12,812	$ 27,672

As a result of settling an income tax dispute related to prior year tax examinations, Apria utilized approximately $34,200,000 of its previously limited $57,000,000 net operating loss carryforward during 2002. Such net operating loss carryforward was generated prior to 1992 and utilization had been limited to $5,000,000 per year in accordance with Internal Revenue Code Section 382. Prior to 2002, the $57,000,000 net operating loss carryforward was not recognized for financial statement reporting purposes as management believed it likely that they would expire unused. The remaining net operating loss carryforward of approximately $22,800,000 was excluded from the related deferred tax assets and has expired unused.

At December 31, 2003, Apria had federal net operating loss carryforwards of $5,017,000. Apria expects to utilize these net operating loss carryforwards in 2004. The company had an alternative minimum tax credit carryforward of $6,149,000, which was utilized in 2003. Additionally, the company has various state net operating loss carryforwards.

Income tax expense (benefit) consists of the following:

	Year Ended December 31,		
(in thousands)	**2003**	**2002**	**2001**
Current:			
Federal	$39,558	$(8,348)	$ 2,150
State	13,826	6,408	1,200
	53,384	(1,940)	3,350
Deferred:			
Federal	14,940	53,058	38,135
State	2,257	1,239	1,698
	17,197	54,297	39,833
	$ 70,581	$ 52,357	$ 43,183

During 2003, the exercise of stock options granted under Apria's various stock option plans gave rise to $6,204,000 in compensation that is includable as taxable income to the employee and deductible by the company for federal and state tax purposes but is not recognized as expense for financial reporting purposes. Such tax benefits are included in additional paid-in capital.

Differences between Apria's income tax expense and an amount calculated utilizing the federal statutory rate are as follows:

	Year Ended December 31,		
(in thousands)	**2003**	**2002**	**2001**
Income tax expense at statutory rate	$ 65,300	$ 58,783	$ 40,285
Non-deductible expenses	437	735	1,693
State and foreign taxes, net of federal benefit and state loss carryforwards	5,532	4,519	2,898
Settlement of income tax dispute	–	(11,073)	–
Other	(688)	(607)	(1,693)
	$ 70,581	$ 52,357	$ 43,183

Net income taxes paid (received) in 2003, 2002 and 2001 amounted to $50,359,000, $(3,165,000) and $2,096,000, respectively.

Note 8 — Per Share Amounts

The following table sets forth the computation of basic and diluted per share amounts:

(in thousands, except per share data)	Year Ended December 31, 2003	2002	2001
Numerator:			
Net income	$ 115,992	$ 115,595	$ 71,917
Numerator for basic and diluted per share amounts — net income available to common stockholders	$ 115,992	$ 115,595	$ 71,917
Denominator:			
Denominator for basic per share amounts — weighted-average shares	53,446	54,586	53,971
Effect of dilutive securities:			
Employee stock options and awards	620	869	1,807
Total dilutive potential common shares	620	869	1,807
Denominator for diluted per share amounts — adjusted weighted-average shares	54,066	55,455	55,778
Basic net income per common share	$ 2.17	$ 2.12	$ 1.33
Diluted net income per common share	$ 2.15	$ 2.08	$ 1.29
Employee stock options excluded from the computation of diluted per share amounts:			
Shares for which exercise price exceeds average market price of common stock	1,124	2,543	1,853
Average exercise price per share that exceeds average market price of common stock	$26.75	$25.31	$26.86

Note 9 — Leases

Apria leases substantially all of its facilities. In addition, delivery vehicles and office equipment are leased under operating leases. Lease terms are generally ten years or less with renewal options for additional periods. Many leases provide that the company pay taxes, maintenance, insurance and other expenses. Rentals are generally increased annually by the Consumer Price Index, subject to certain maximum amounts defined within individual agreements.

Apria occasionally subleases unused facility space when a lease buyout is not a viable option. Sublease income, in amounts not considered material, is recognized monthly and is offset against facility lease expense. Net rent expense in 2003, 2002 and 2001 amounted to $68,141,000, $62,383,000 and $60,618,000, respectively.

In addition, during 2003, 2002 and 2001, Apria acquired information systems and software totaling $366,000, $5,937,000 and $1,837,000, under capital lease arrangements with lease terms ranging from 12 to 36 months. Amortization of the leased information systems and software amounted to $1,953,000, $1,367,000 and $811,000 in 2003, 2002 and 2001, respectively.

The following amounts for assets under capital lease obligations are included in property, equipment and improvements:

(in thousands)	December 31, 2003	2002
Information systems	$ 7,894	$ 7,773
Software	245	–
Less accumulated depreciation	(3,639)	(1,686)
	$ 4,500	$ 6,087

Future minimum payments, by year and in the aggregate, required under capital lease obligations and noncancelable operating leases consist of the following at December 31, 2003:

(in thousands)	Capital Leases	Operating Leases
2004	$ 2,835	$ 58,165
2005	1,223	52,199
2006	–	41,098
2007	–	26,759
2008	–	13,886
Thereafter	–	17,447
	4,058	$209,554
Less interest included in minimum lease payments	(157)	
Present value of minimum lease payments	3,901	
Less current portion	(2,701)	
	$ 1,200	

Note 10 — Employee Benefit Plans

Apria has a 401(k) defined contribution plan, whereby eligible employees may contribute up to 35% of their annual base earnings. The company matches 50% of the first 8% of employee contributions. Total expenses related to the defined contribution plan were $4,456,000, $4,569,000 and $4,227,000 in 2003, 2002 and 2001, respectively.

Note 11 — Commitments and Contingencies

Regulatory Environment: The healthcare industry is subject to extensive government regulation, including numerous laws directed at preventing fraud and abuse and laws regulating reimbursement under various governmental programs. Many of these laws are subject to governmental review, interpretation and reform, all of which complicate compliance. If Apria is deemed to have violated these laws and regulations, Apria could be subject to significant fines or penalties, facility shutdowns and possible exclusion from participation in federal healthcare programs such as Medicare and Medicaid.

Litigation: As previously reported, since mid-1998 Apria has been the subject of an investigation conducted by the U.S. Attorney's office in Los Angeles and the U.S. Department of Health and Human Services. The investigation concerns the documentation supporting Apria's billing for services provided to patients whose healthcare costs are paid by Medicare and other federal programs. Apria is cooperating with the government and has responded to various document requests and subpoenas.

Apria has been informed that the investigation is the result of civil *qui tam* litigation filed on behalf of the government against Apria. The complaints in the litigation are under seal, however, and the government has not informed Apria of either the identities of the plaintiffs, the court or courts where the proceedings are pending, the date or dates instituted or the factual bases alleged to underlie the proceedings. To date, the U.S. Attorney's office has not informed Apria of any decision to intervene in the *qui tam* actions; however, it could reach a decision with respect to intervention at any time.

Government representatives and counsel for the plaintiffs in the *qui tam* actions asserted in July 2001 that, by a process of extrapolation from a sample of 300 patient files to all of Apria's billings to the federal government during the three-and-one-half year sample period, Apria could be liable to the government under the False Claims Act for more than $9 billion, consisting of extrapolated overpayment liability, treble damages and penalties of up to $10,000 for each allegedly false claim derived from the extrapolation.

Apria has acknowledged that there may be errors and omissions in supporting documentation affecting a portion of its billings. However, it considers the assertions and amounts described in the preceding paragraph to be unsupported both legally and factually and believes that most of the alleged documentation errors and omissions should not give rise to any liability, for overpayment refunds or otherwise. Accordingly, Apria believes that the claims asserted are unwarranted and that it is in a position to assert numerous meritorious defenses.

Apria has been exchanging information and having discussions with government representatives in an attempt to explore whether it will be possible to resolve this matter on a basis that would be considered fair and reasonable by all parties. Apria cannot provide any assurances as to the outcome of these discussions, however, or as to the outcome of the *qui tam* litigation in the absence of a settlement. Management cannot estimate the possible loss or range of loss that may result from these proceedings and therefore has not recorded any related accruals.

If a judge, jury or administrative agency were to determine that false claims were submitted to federal healthcare programs or that there were significant overpayments by the government, Apria could face civil and administrative claims for refunds, sanctions and penalties for amounts that would be highly material to its business, results of operations and financial condition, including the exclusion of Apria from participation in federal healthcare programs.

Apria is also engaged in the defense of certain claims and lawsuits arising out of the ordinary course and conduct of its business, the outcomes of which are not determinable at this time. Apria has insurance policies covering such potential losses where such coverage is cost effective. In the opinion of management, any liability that might be incurred by Apria upon the resolution of these claims and lawsuits will not, in the aggregate, have a material adverse effect on Apria's results of operations or financial condition.

Certain Concentrations: Approximately 28% of Apria's 2003 revenues are derived from Medicare. In December 2003, the President signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The Act includes a number of provisions that will affect Medicare Part B reimbursement policies for items and services provided by Apria, the most significant of which are:

- The legislation provides for a freeze on annual payment increases for durable medical equipment from 2004 through 2008. Further, beginning in 2005, reimbursement for five durable medical equipment categories will be reduced based on the median price paid for such items on behalf of beneficiaries of federal employee health plans.
- Reimbursement for inhalation drugs has been reduced from the previous reimbursement rate of 95% of the average wholesale price to 80% of the average wholesale price, effective January 1, 2004. Beginning in January 2005, reimbursement for these drugs will shift to average sales price, as defined by the Act, plus 6%.
- The Act requires the establishment of a competitive acquisition program for as yet unspecified durable medical equipment items and services that is to be transitioned into (i) ten of the largest metropolitan statistical areas in 2007; (ii) 80 of the largest metropolitan statistical areas in 2009; and (iii) additional areas after 2009.

Also, still pending from the Balanced Budget Act of 1997 is streamlined authority granted to the Secretary of HHS to increase or reduce the reimbursement for home medical equipment, including oxygen, by up to 15% each year under an inherent reasonableness authority. This authority applies to all Medicare Part B services except those paid under a physician fee schedule, a prospective payment system, or a competitive acquisition program.

Apria currently purchases approximately 50% of its patient service equipment and supplies from four vendors. Although there are a limited number of suppliers, management believes that other vendors could provide similar products on comparable terms. However, a change in suppliers could cause delays in service delivery and possible losses in revenue, which could adversely affect operating results.

Guarantees and Indemnities: From time to time Apria enters into certain types of contracts that contingently require the company to indemnify parties against third party claims. These contracts primarily relate to (i) certain asset purchase agreements, under which the company may provide customary indemnification to the seller of the business being acquired; (ii) certain real estate leases, under which the company may be required to indemnify property owners for environmental or other liabilities, and other claims arising from the company's use of the applicable premises; and (iii) certain agreements with the company's officers, directors and employees, under which the company may be required to indemnify such persons for liabilities arising out of their employment relationship.

The terms of such obligations vary by contract and in most instances a specific or maximum dollar amount is not explicitly stated therein. Generally, amounts under these contracts cannot be reasonably estimated until a specific claim is asserted. Consequently, no liabilities have been recorded for these obligations on the company's balance sheets for any of the periods presented.

Note 12 — Service/Product Line Data

The following table sets forth a summary of net revenues and gross profit by service line:

(in thousands)	Year Ended December 31, 2003	2002	2001
Net revenues:			
Respiratory therapy	$ 930,406	$ 830,972	$ 742,805
Infusion therapy	241,860	229,190	216,436
Home medical equipment/other	208,679	192,034	172,674
Total net revenues	$1,380,945	$1,252,196	$1,131,915
Gross profit:			
Respiratory therapy	$ 731,215	$ 661,879	$ 588,868
Infusion therapy	142,744	130,439	126,778
Home medical equipment/other	130,243	118,961	108,622
Total gross profit	$1,004,202	$ 911,279	$ 824,268

Note 13 — Selected Quarterly Financial Data (Unaudited)

(in thousands, except per share data)	Quarter First	Second	Third	Fourth
2003				
Net revenues	$335,069	$343,284	$346,323	$356,269
Gross profit	242,908	251,444	253,194	256,656
Operating income	48,439	50,299	50,207	52,654
Net income	27,826	29,412	28,857	29,897
Basic income per common share	$ 0.51	$ 0.54	$ 0.55	$ 0.59
Diluted income per common share	$ 0.50	$ 0.53	$ 0.54	$ 0.58
2002				
Net revenues	$301,345	$310,425	$312,046	$328,380
Gross profit	219,226	225,942	227,813	238,298
Operating income	40,936	45,817	45,873	46,119
Net income	22,995	26,158	26,465	39,977
Basic income per common share	$ 0.42	$ 0.48	$ 0.48	$ 0.73
Diluted income per common share	$ 0.41	$ 0.47	$ 0.48	$ 0.72

Fourth Quarter — 2002: Net income for the fourth quarter of 2002 reflects the impact of the favorable outcome of an income tax dispute that was settled during the period. The components of this are as follows: income tax benefit of $11,073,000, interest income of $4,045,000 and related professional fee expense of $1,710,000.

Independent Auditors' Report

Board of Directors and Stockholders of
Apria Healthcare Group Inc.:

We have audited the accompanying consolidated balance sheets of Apria Healthcare Group Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Apria Healthcare Group Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the company changed its method of accounting for goodwill and other intangible assets during 2002 as a result of adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

Deloitte & Touche LLP

Costa Mesa, California
February 16, 2004

Corporate and Investor Information

Board of Directors

Ralph V. Whitworth[1]
Principal
Relational Investors LLC, a private investment company

Vicente Anido, Jr.[2]
President and Chief Executive Officer
ISTA Pharmaceuticals, Inc., an opthalmic pharmaceuticals manufacturer

I.T. Corley[3]
Chairman, President and Chief Executive Officer
Strategic Materials, Inc., a glass recycler and processor

David L. Goldsmith[4]
Private Investor

Lawrence M. Higby
President and Chief Executive Officer
Apria Healthcare

Richard H. Koppes[5]
Of Counsel
Jones Day, a law firm

Philip R. Lochner, Jr.[6]
Senior Vice President, Administration
Time Warner Inc. (retired)

Jeri L. Lose[7]
Vice President, Information Technology and Chief Information Officer
St. Jude Medical, Inc., a medical device designer and manufacturer

Beverly Benedict Thomas[8]
Managing Partner
Thomas Consulting Group, a public affairs and strategic management consulting firm

Senior Management

Lawrence M. Higby
President, Chief Executive Officer and Director

Lawrence A. Mastrovich
Chief Operating Officer

Amin I. Khalifa
Executive Vice President and Chief Financial Officer

James E. Baker
Executive Vice President and Treasurer

Anthony S. Domenico
Executive Vice President, Sales

Lisa M. Getson
Executive Vice President, Government Relations, Investor Services and Compliance

Robert S. Holcombe
Executive Vice President, General Counsel and Secretary

John J. McDowell
Executive Vice President, Logistics

Daniel J. Starck
Executive Vice President, Business Operations

George J. Suda
Executive Vice President, Information Services

Robert G. Abood
Senior Vice President, Acquisitions

Frank C. Bianchi
Senior Vice President, Human Resources

James D. Glynn
Senior Vice President, Infusion Services

Kimberlie K. Rogers-Bowers
Senior Vice President, Regulatory Affairs and Acquisition Integration

Stock Trading Information:

The company's common stock is traded on the New York Stock Exchange under the symbol AHG.

Stock Transfer Agent and Registrar:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(800) 937-5449 or (718) 921-8200

Corporate Headquarters:

26220 Enterprise Court
Lake Forest, California 92630-8405
(949) 639-2000

Form 10-K:

A copy of the company's Annual Report on Form 10-K (without exhibits) for the fiscal year ended December 31, 2003, which the company has filed with the Securities and Exchange Commission, may be obtained by calling Apria's Investor Relations Department at (949) 639-2415 or mailing a written request to:

Apria Healthcare Group Inc.
Investor Requests
26220 Enterprise Court
Lake Forest, California 92630-8405

A copy of the Annual Report on Form 10-K may also be obtained in the "About Apria": "Investor Relations" section of Apria's website: www.Apria.com

---

[1] Chairman of the Board; Member, Compensation Committee; Member, Corporate Governance and Nominating Committee
[2] Chairman, Corporate Governance and Nominating Committee; Member, Compensation Committee
[3] Member, Audit Committee; Member, Compliance Committee
[4] Chairman, Audit Committee; Member, Compliance Committee
[5] Chairman, Compliance Committee; Member, Audit Committee
[6] Chairman, Compensation Committee; Member, Audit Committee
[7] Member, Audit Committee; Member, Corporate Governance and Nominating Committee
[8] Member, Corporate Governance and Nominating Committee; Member, Compensation Committee

APRIA HEALTHCARE®

26220 Enterprise Court

Lake Forest, California 92630-8405

(949) 639-2000

Visit us at:

www.Apria.com